STRENGTH

Message from the President and CEO

STRENGTH
       IN LEADERSHIP

Our story for 2020 is one of leadership, teamwork and recovery in the face of unprecedented adversity. As our teams in both México and Canada faced challenges presented by the SARS-CoV-2 coronavirus, I’m proud to report we finished the year in the best overall financial and operational condition in First Majestic’s history.

While we can all be proud of this response, we are deeply saddened at losing members of the First Majestic family to the virus. These losses affect us deeply, and they remind us of what’s truly important in our work: connections, support, safety and building better lives and communities.

We began to comprehend the scope of the virus in March. Under the responsive leadership of Chief Operating Officer, Steve Holmes, who had just assumed the job in February, we quickly put monitoring and containment protocols in place across our operations in México. We tripled the size of our medical staff and brought in state- of-the-art testing equipment.

As the virus spread, we shut down our operations and provided testing and support for employees and communities. While the closures impacted production and revenue, they were necessary. We supported governments at all levels and even helped train local officials in the use of testing equipment.

When metals markets plunged late Q1-early Q2, we temporarily suspended silver and gold sales. We believed it was prudent to wait for prices to recover—which they did dramatically in Q2 and Q3.

In early May, we delivered letters from mayors in communities near the Company’s operating mines to México’s Under-Secretary of Mining and the Ministry of Health indicating strong local support to restart operations. On May 13, 2020, the Mexican Government deemed mining an essential business. We began immediately to put our teams back to work safely.

While our more vulnerable workers remained quarantined, we put extensive safety protocols in place. We built safe housing for workers on site, and we ramped up operations. By the end of Q2, all three mines had returned to near full production.

Remarkably—and despite the Q1 and Q2 setbacks— we generated record quarterly revenues, cash flows and earnings in Q3-Q4 along with significant reductions in operating costs. Better metals prices helped our performance, but so did efficiencies and higher production.

08

“REMARKABLY—AND DESPITE THE Q1 AND Q2 SETBACKS—WE GENERATED RECORD QUARTERLY REVENUES, CASH FLOWS AND EARNINGS IN ALONG WITH SIGNIFICANT REDUCTIONS IN OPERATING COSTS.”

By year end 2020, we had recovered exceptionally well, matching revenues from 2019 and achieving the highest cash position in the company’s history ($238.6 million) with net earnings of over $23 million.

Looking ahead, we will use our record cash position to invest in modernization, innovation and exploration along with quarterly dividends. We are always looking for new ways to grow, including accretive acquisitions both in México and abroad. Our focus will remain on silver, as we believe its dual attractiveness as an industrial and precious metal will support continued higher prices.

In closing, I want to recognize the remarkable teamwork, responsiveness and resilience demonstrated by the First Majestic family throughout this most difficult year. We have come through this adversity stronger and more innovative, and I’m confident these advantages will serve us well as we continue to grow.

Keith Neumeyer

President and CEO

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 09

Letter from the Chief Operating Officer STRENGTH IN RESPONSIVENESS

I joined First Majestic in February of 2020, eager to help build this company into a leading, mid-tier silver producer. By mid-March, however, our energy was directed at management of the pandemic. This was new ground for all of us, and it became our focus for the second and third quarters

We’ve invested millions in our measures to deal with COVID-19, and our pandemic-related budget for next year is over $5 million. Company-wide sanitary testing and screening processes remain in place. These measures have been successful in keeping operations producing safely, and we continue to provide support and testing in our local communities. Our intent is to keep our workers, the municipalities in which we operate, and our assets clean and safe.

Due to the pandemic, much of the capital investment planned for 2020 was delayed. However, with support from major investors, At-the-Market offerings and higher margins from stronger metals prices, we ended the year with record cash to carry out renewed capital investments in 2021 and 2022.

Key projects for 2021 include development of Santa Elena’s Ermitaño mine, along with processing improvements and a new LNG power plant. At San Dimas, we will continue developing the High Intensity Grinding (HIG) circuit and modernizing the plant. We are also working on improvements to de-bottleneck San Dimas production through increased mine development. At all three mines, we will invest heavily in brownfield exploration in 2021 under a budget set currently at $28 million.

In late Q1 2020, First Majestic’s three operating mines were ordered by the Mexican government to suspend operations due to the emerging pandemic. Thanks to smart work and communication between the teams at each mine, we experienced an orderly and safe suspension of La Encantada first, then Santa Elena. San Dimas operations were fully suspended by early May.

We worked closely with the states of Sonora and Durango to fast-track a controlled restart. Various agencies reviewed our mitigation and operating procedures, which included the establishment of a camp at Santa Elena. By the end of May, we were given the green light to resume operations.

As we move into 2021, I’m happy to report we are again focused on modernization, production growth and resource expansion. We continue to mitigate the spread of the virus and deal with its effects on operations. Vaccines may play an important role in our recovery, but currently we cannot plan effectively around vaccine availability.

As we manage the virus, ensuring our communities are safe and continuing to keep our assets healthy, shareholders will benefit from what we see as another year of strong metals markets. Our budgets and plans for the coming year are designed to leverage that premise.

I look forward to a much better year in 2021.

Steven Holmes,

Chief Operating Officer

Letter from the Chief Financial Officer STRENGTH IN RESILIENCE

First Majestic closed out 2020 in the best financial condition of its history, representing a remarkable recovery considering the headwinds we faced for much of the year. This is a story of company-wide resilience and teamwork in the face of adversity.

From Q1 forward, the pandemic set us back while we kept forging ahead with mitigating measures, a return to production, strategic financings and ongoing efficiency efforts. We invested nearly $4 million in pandemic mitigation and protection for our workers and local communities. This was an expense for which we obviously had not budgeted, and it impacted our bottom line along with lost revenue from shutdowns.

I’m happy to report, however, that our safe resumption of production, combined with stronger metals markets, helped us close out the year with net income of $23.1 million and $363.9 million in cash. Thanks to modernization of operations over the past several years, the higher prices for both silver and gold sent an increasing portion of our revenues directly to the bottom line.

Our cash position—the largest in our history—highlights a notable shift for the Company. First Majestic celebrated its 18th year in operation in 2020. We have grown and matured. During years of strong cash flow and balance sheets, we invested heavily in acquisitions, operations and exploration. In an industry that favors size of operations, this focus on growth was the right strategy for an aspiring company. Looking ahead, we will continue to grow, but we will focus increasingly on solidifying First Majestic’s financial health.

Accordingly, in late 2020, First Majestic’s Board of Directors adopted a dividend policy under which the Company intends to pay quarterly dividends of 1% of net revenues. Dividend payments will be paid quarterly and will begin after Q1 2021 financial results are released.

Dividends, possible only through sustained revenues and profitability, represent a major milestone for First Majestic and a key step in our evolution. This decision reinforces our confidence in the strength of our assets and strategies for achieving our vision. As dividends are tied to company revenues, they can give shareholders even greater leverage to silver prices in the future.

Looking ahead to 2021, we have some catching up to do with our capital investments. Because of pandemic-related setbacks, capital investments in 2020 totaled $125 million— less than budgeted but still higher than in 2019. We have budgeted a total of $168.4 million in capital expenditures for 2021, including $75.9 million for underground development, $27.6 million for exploration, $49.8 million in property, plant and equipment, and $15.1 million in innovation projects. Within this capital budget is $42.2 million of development and exploration earmarked for the new Ermitaño mine expected to come online toward the end of the year.

As we move past a most unusual and challenging year, I’m confident the resilience demonstrated in 2020 will translate into continued success and advancement for years to come.

Raymond Polman, B.Sc., CPA, CA

Chief Financial Officer

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 11

Community, Health and Safety

STRENGTH
        IN ACCOUNTABILITY

We began 2020 focused on maximizing our positive impact across communities where First Majestic operates. Our sustainability agenda, aligned with First Majestic’s vision, was designed to expand opportunities through education and skills development, local hiring, local purchasing, infrastructure and economic diversification. The unprecedented COVID pandemic early in the year required company-wide adaptability and challenged our entire organization.

PANDEMIC RESPONSE

Since the pandemic began, we have adhered to Mexican Government regulations including strict health protocols to protect our workforce’s health and safety. The pandemic demanded a more expanded effort and unprecedented collaboration to protect our workforce’s families and neighboring communities. In 2020, we allocated close to $500,000 in direct support to community members across eighteen municipalities, 20 ejidos and ranches, 16 hospitals and medical centers.

We supported local efforts by providing food boxes, known locally as “Despensas,” to the most vulnerable families. We offered medical and protective equipment for health workers and sanitary supplies for community members. Our emergency response plan pursued maximizing local economic impact through local purchases. By purchasing locally made reusable masks, products and services, we helped small businesses survive and generated a multiplied economic effect throughout the communities.

PROVIDING KEY EQUIPMENT FOR LOCAL HEALTH

The pandemic pressured health services, requiring an urgent response to upgrade the capacity of hospitals and medical centers. First Majestic provided key equipment, including infrared thermometers, oxygen tanks, stretcher trolleys, defibrillators, ultrasound machines, laryngoscopes and an ambulance. Community medical centers in La Encantada, Santa Elena and a state-of-the-art COVID test lab launched operations to support local efforts.

First Majestic also contributed funds to hire health care professionals in our surrounding communities, especially in remote areas. As result, our intervention provided doctors and nurses in areas without previous medical coverage.

COMMUNITY INVESTMENT AND SUPPORT INCREASES BY 20%

Beyond the pandemic response, our community and infrastructure budget for 2020 increased investments allocated during the previous year by 20%. Access to clean water, irrigation, health services, education programs, solid waste management and economic diversification initiatives continued as local stakeholders’ priorities, and we were proud of supporting them during a challenging year.

For more information on our Community, Health and Safety policies, please see our ESG Report on the Corporate Responsibility section of our website.

Environmental Review

STRENGTH
        IN RESPONSIBILITY

First Majestic is committed to socially responsible mining, and we believe that taking responsibility for our impacts on the environment is a critical aspect of social responsibility.

Access to a healthy environment is not only a fundamental human right, it also provides a foundation for long-term, sustainable relations with our community and government partners. Our commitment to responsible environmental management is an essential focus for our operating mines and new projects, and it impacts all our internal and external stakeholders.

The First Majestic Environmental Management System (EMS), applied across all operations and projects, is designed to establish a culture focused on preventing, minimizing and mitigating environmental impacts. Our EMS is based on international standards and best practices, including alignment with ISO14001:2015 and all requirements to obtain the Mexican Clean Industry Accreditation.

All our operations have implemented an annual compliance program to manage all the obligations and conditions that must be fulfilled under our environmental permits. External EMS audits are conducted regularly and as part of the Clean Industry Accreditation process to review the performance of each mining operation.

Important environmental indicators such as water consumption and environmental incidents are recorded and updated in real time in our internal Production Status database used Company-wide.

REPORT 15

San Dimas Silver/Gold Mine

Durango State, México

HIGHLIGHTS

Ownership	100%

2020 Silver Production (ounces)	6,399,667

2020 Silver Equivalent Production (ounces)	12,670,526

2020 Cash Costs per Ounce	$2.04

2020 All-In Sustaining Costs per Ounce	$8.75

2021 Projected Cash Costs per Ounce	$7.94 – $8.43

2021 Projected All-In Sustaining Costs per Ounce	$11.36 – $12.23

2021 Projected Silver Production (ounces)	7,100,000 - 8,000,000

2021 Projected Silver Equivalent Production (ounces)	12,900,000 – 14,400,000

ONGOING IMPROVEMENTS ENHANCE OUR CORNERSTONE ASSET

Since its acquisition in 2018 through the purchase of Primero Mining Corp., San Dimas has become First Majestic’s premier asset and the company’s leading producer of both silver and gold. The mine employs about 1,800 people, many from the nearby town of Tayoltita.

San Dimas is exceptionally efficient with some of the industry’s lowest cash costs and All-in Sustaining Costs (AISC). Over 50% of the mine’s power is provided by environmentally clean, low-cost hydroelectric generation. First Majestic has begun engineering and permitting to expand the dam to supply up to 100% of the power for both the mine and the town of Tayoltita.

San Dimas uses long-hole stoping and mechanized cut- and-fill underground mining methods, with all mined production processed at the 2500 tpd capacity milling operation. After milling, cyanidation, precipitation, and smelting, doré bars are poured and transported to refineries in México and the United States.

Since acquiring San Dimas, First Majestic has implemented numerous upgrades to modernize the project, bringing costs down and production up. A key improvement is installation of a HIG (High Intensity Grinding) mill, which is expected to provide significantly higher recoveries, lower energy consumption and lower maintenance costs. Due to current COVID-19 restrictions, the phase 1 HIG project completion date has been extended into the second half of 2021.

A new contractor camp for over 100 workers was completed late in 2020 to support the HIG mill installation and other plant modernization programs.

Underground development at San Dimas totaled 26,154 metres in 2020 compared with 24,021 metres in 2019. Exploration drilling totaled 87,659 metres, compared with 76,467 metres in 2019.

La Encantada Silver Mine

Coahuila State, México

HIGHLIGHTS

Ownership	100%

2020 Silver Production (ounces)	3,505,953

2020 Silver Equivalent Production (ounces)	3,526,776

2020 Cash Costs per Ounce	$10.27

2020 All-In Sustaining Costs per Ounce	$12.43

2021 Projected Cash Costs per Ounce	$11.20 - $11.89

2021 Projected All-In Sustaining Costs per Ounce	$13.72 - $14.70

2021 Projected Silver Production (ounces)	3,400,000 – 3,700,000

2021 Projected Silver Equivalent Production (ounces)	3,400,000 – 3,700,000

ONE OF OUR ORIGINAL MINES ACHIEVES RECORD SILVER PRODUCTION

The La Encantada Silver Mine, producing almost entirely silver, is located in northern México, 708 kilometres northeast of Torreon, Coahuila. The project includes a 4,000 tpd cyanidation mill, and the site encompasses 4,076 hectares of mining rights and 1,343 hectares of surface rights.

La Encantada has remained a key asset in First Majestic’s portfolio since 2006. Over the past three years, the company has focused on upgrading and modernizing mining and milling operations to improve recoveries and throughput. As a result, the mine achieved record silver production in 2020 due mostly to higher recoveries (88%) and improved ore production from changeover to block caving. Block cave mining is an underground method that often reduces costs by increasing production rates through bulk mining methods.

In 2020, First Majestic focused on upgrading internal power distribution, agitator mechanisms, settling tanks, filter presses and management of the refinery air quality. The major equipment needed to support these activities was acquired or will be acquired in Q2 2021. Installation of the HIG mill was delayed due to pandemic protocols.

New natural gas generators, now supplying about 90% of the mine’s power requirements, are assisting in lowering costs and providing lower carbon emissions.

Underground development at La Encantada totaled 3,674 metres in 2020, compared with 5,444 metres developed in 2019. Exploration drilling totaled 18,611 metres, exceeding the 17,739 metres drilled in 2019.

Santa Elena Silver/Gold Mine

Sonora State, México

HIGHLIGHTS

Ownership	100%

2020 Silver Production (ounces)	1,692,761

2020 Silver Equivalent Production (ounces)	4,181,708

2020 Cash Costs per Ounce	$5.81

2020 All-In Sustaining Costs per Ounce	$12.78

2021 Projected Cash Costs per Ounce	$12.93 – $13.71

2021 Projected All-In Sustaining Costs per Ounce	$16.49 – $17.68

2021 Projected Silver Production (ounces)	2,000,000 – 4,800,000

2021 Projected Silver Equivalent Production (ounces)	4,300,000 – 5,800,000

ANTICIPATING GROWTH WITH DEVELOPMENT OF ERMITAÑO

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo in Sonora State, México. The large land concessions at Santa Elena cover 102,244 hectares, encompassing major geological structures that appear to be controlling some of the region’s mineralized systems.

Santa Elena is First Majestic’s second-highest silver and gold producer. The operation involves combined processing of ore from underground development and reprocessing of spent ore from the existing heap leach pad. Conversion from diesel power to liquid natural gas in 2021 is expected to lower operating costs and reduce carbon emissions.

The Ermitaño discovery in late 2016, located southeast of the mine, continues to advance towards production. The Company anticipates completion of a pre-feasibility study for Ermitaño in H2 2021. (Refer to page 24 for more about Ermitaño.)

Santa Elena boasts Latin America’s first successful HIG mill, a 3,000 tpd facility which processes hard rock, run-of-mine ore to improve recoveries. This process can grind and treat particles down to 5 microns, or the size of a human red blood cell. Generally, the smaller the particle size, the more metal that can be recovered which increases production and reduces unit costs.

First Majestic is mining approximately 1,750 tonnes per day (tpd) from underground and, concurrently, the old leach pads are being reprocessed to reach throughput tonnages at 2,750 tpd.

The SAG (semi-autonomous grinding) mill circuit conversion continues to advance, and the mill is expected to open in the third quarter of 2021. Lower operating costs are forecast once the mill is fully commissioned, with lower power requirements compared to a standard ball mill and reduced consumption of chemical reagents and steel balls.

Underground development at Santa Elena totaled 5,559 metres in 2020, down from 8,241 metres completed in 2019. Exploration drilling in 2020 totaled 39,450 metres compared with 56,141 metres in 2019. Reductions were due primarily to pandemic-related cutbacks.

Ermitaño Project

Sonora State, México

Ownership	100%

OUR PRIMARY DEVELOPMENT PROJECT APPROACHES PRE-FEASIBILITY

Ermitaño, a gold/silver mineral development project located four kilometres southeast of the Santa Elena milling operation, represents an exceptional growth target for First Majestic. Discovered initially in 2016, Ermitaño is expected to move into pre-feasibility in 2021.

Although part of the Santa Elena holdings, Ermitaño is not subject to the Sandstorm streaming agreement. Once in production, Ermitaño ore would be processed at the Santa Elena facility.

Since 2016, First Majestic has completed 72,270 metres of diamond drilling on the property, highlighted by Hole 16-04 which returned 9.9 metres grading 1,209 g/t AgEq, Hole 18-47 with 13.0 metres grading 547 g/t AgEq, and Hole 19-91 with 13.0 metres grading 1,003 g/t AgEq.

First Majestic expects to complete a Preliminary Economic Assessment (PEA) by the end of Q2 2021, followed by a Pre-Feasibility Study (PFS) in the second half of 2021. It is expected that, by end of year 2021, approximately 30,000 to 50,000 tonnes of stockpiled ore will have been mined, awaiting to be fed into the mill commencing Q1 2022.

Ermitaño’s current Indicated Resource includes 4.7 million ounces of silver and 311,000 ounces of gold, or 30.4 million silver equivalent ounces grading an average 449 AgEq g/t (70 g/t silver and 4.59 g/t gold).

THE CURRENT ERMITAÑO RESOURCE:

CATEGORY	TONNES (k)	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (M oz.)	Au (k oz.)	Ag-Eq (M oz.)
Indicated	2,107	70	4,59	449	4.7	311	30.4
Inferred	3,733	58	3.08	312	7.0	370	37.5

First Majestic is currently conducting hydrogeological and geotechnical drilling which will be used as key study work for the PFS. The Ermitaño PFS will define initial reserves, production rates, costs and estimated life of mine. A further 13,900 metres of exploration drilling is planned in 2021 with the intent of increasing resource confidence and adding new mineral resources.

Exploration: the Key to Organic Growth

STRENGTH
           IN DISCOVERY

Exploration remained a priority for First Majestic through 2020, despite COVID-related cutbacks in drilling through the first half of the year. Our drilling target for 2020 was 186,000 meters, focused mostly on brownfield drilling at San Dimas, Santa Elena and La Encantada with some greenfield drilling on our expansive holdings at both San Dimas and Santa Elena.

Our objective for exploration and drilling is twofold:1) replace reserves, and 2) grow resources for mine expansion. Throughout our history, we have remained aggressive explorers to feed our mills and increase production.

2020 DRILLING

By the end of the year, we had completed over 156,000 meters of surface and underground drilling. Considering the challenges faced by our exploration team, including an exploration shutdown for over two months, we are pleased with this result and are preparing for expanded drilling in 2021. At the beginning of Q1 2021, 25 exploration drill rigs were active across First Majestic’s mines and projects consisting of 12 rigs at San Dimas, seven rigs at Santa Elena, four at La Encantada and two at La Parrilla.

EXPLORATION FOR 2021

The 2021 drilling program which is planned to total 200,000 metres, will include approximately 104,000 metres at San Dimas with infill and step out holes focusing on near mine and brownfield targets. At Santa Elena, we intend to drill 37,600 metres with near-mine, brownfield and greenfield holes. Drilling at La Encantada is expected to total 14,550 metres with infill and step out holes testing the potential of several near mine and brownfield targets.

The high-grade Ermitaño project remains a high priority exploration project for the Company. We have budgeted for 13,900 metres of drilling at Ermitaño, focused on increasing resource confidence and adding new mineral resources. An additional 7,600 metres at Del Toro and 6,500 metres at La Parrilla will test new brownfield and greenfield targets identified through generative exploration in 2020.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 23

Measured and Indicated Mineral Resource Estimates

With an Effective Date of December 31, 2020

Annual Mineral Resource Statement prepared under the supervision of Ramon Mendoza Reyes, PEng, QP for First Majestic

Mine Category	Mineral Type	Tonnage			Grades					Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)
MATERIAL PROPERTIES
SAN DIMAS
Measured (UG)	Sulphides	2,075	489	6.60	-	-	1,135	32,650	440	-	-	75,750
Indicated (UG)	Sulphides	2,441	382	3.98	-	-	771	29,950	312	-	-	60,530
Total Measured and Indicated (UG)	Sulphides	4,516	431	5.18	-	-	939	62,600	753	-	-	136,280
SANTA ELENA
Measured Santa Elena (UG)	Sulphides	830	163	1.94	-	-	326	4,350	52	-	-	8,720
Indicated Santa Elena (UG)	Sulphides	2,277	123	1.47	-	-	247	8,990	107	-	-	18,060
Indicated Ermitano (UG)	Sulphides	2,452	64	4.25	-	-	458	5,010	335	-	-	36,080
Indicated (Leach Pad)	Oxides Spent Ore	509	24	0.56	-	-	73	400	9	-	-	1,190
Total Measured and Indicated (UG+Pad)	All Mineral Types	6,069	96	2.58	-	-	328	18,750	503	-	-	64,050
LA ENCANTADA
Indicated Prieta Complex: Ojuelas (UG)	Oxides + Mixed	1,133	189	-	2.31	-	257	6,870	-	57.8	-	9,370
Indicated Veins Systems (UG)	Oxides	975	286	-	-	-	286	8,970	-	-	-	8,970
Indicated San Javier Milagros Complex (UG)	Oxides	706	109	-	-	-	109	2,470	-	-	-	2,470
Indicated Tailings Deposit No. 4	Oxides Tailings	3,210	116	-	-	-	116	12,010	-	-	-	12,010
Indicated Total (UG + Surface)	All Mineral Types	6,024	156	-	0.44	-	169	30,320	-	57.8	-	32,820
MATERIAL PROPERTIES
Total Measured	All mineral types	2,906	396	5.27	-	-	904	37,000	492	-	-	84,470
Total Indicated	All mineral types	13,703	169	1.73	0.19	-	337	74,670	764	57.8	-	148,680
Total Measured and Indicated	All mineral types	16,608	209	2.35	0.16	-	437	111,670	1,256	57.8	-	233,150
NON-MATERIAL PROPERTIES
SAN MARTÍN
Measured (UG)	Oxides	70	221	0.40	-	-	255	500	1	-	-	580
Indicated (UG)	Oxides	958	277	0.53	-	-	321	8,520	16	-	-	9,890
Total Measured and Indicated (UG)	Oxides	1,028	273	0.52	-	-	317	9,020	17	-	-	10,470
LA PARRILLA
Measured (UG)	Sulphides	15	193	-	1.27	1.27	250	90	-	0.4	0.4	120
Indicated (UG)	Sulphides	1,028	193	0.07	1.78	1.62	277	6,370	2	40.3	36.6	9,160
Indicated (UG)	Oxides	76	270	0.09	-	-	278	660	0	-	-	680
Total Measured and Indicated (UG)	Oxides + Sulphides	1,119	198	0.07	1.65	1.50	277	7,120	3	40.7	37.0	9,960
DEL TORO
Indicated (UG)	Sulphides	440	193	0.53	3.52	5.75	414	2,720	7	34.2	55.7	5,850
Indicated (UG)	Oxides + Transition	153	226	0.15	4.97	-	351	1,110	1	16.7	-	1,720
Total Measured and Indicated (UG)	All Mineral Types	592	201	0.43	3.90	4.27	398	3,830	8	50.9	55.7	7,570
LA GUITARRA
Measured (UG)	Sulphides	57	217	1.55	-	-	347	400	3	-	-	640
Indicated (UG)	Sulphides	644	228	1.19	-	-	328	4,730	25	-	-	6,800
Total Measured and Indicated (UG)	Sulphides	701	228	1.22	-	-	330	5,130	28	-	-	7,440
NON-MATERIAL PROPERTIES
Total Measured	All mineral types	142	216	0.82	0.13	0.13	291	990	4	0.4	0.4	1,340
Total Indicated	All mineral types	3,298	227	0.49	1.25	1.27	322	24,110	52	91.1	92.4	34,100
Total Measured and Indicated	All mineral types	3,440	227	0.50	1.21	1.22	320	25,100	55	91.5	92.8	35,440
CONSOLIDATED FMS
Total Measured	All mineral types	3,048	388	5.06	0.01	0.01	875	37,990	496	0.4	0.4	85,810
Total Indicated	All mineral types	17,001	181	1.49	0.40	0.25	334	98,780	816	148.9	92.4	182,780
Total Measured and Indicated	All mineral types	20,049	212	2.03	0.34	0.21	417	136,770	1,311	149.3	92.8	268,590

1. Mineral Resource estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.

2. The Mineral Resource estimates provided above have an effective date of December 31, 2020 and were prepared by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, PEng, Internal QP for First Majestic.

3. Sample data was collected through a cut-off date of June 30, 2020 for San Dimas and December 31, 2020 for all other mines. All properties account for mining depletion through December 31, 2020

4. Metal prices considered for Mineral Resources estimates at San Dimas were $18.50/oz Ag, and $1,750/oz Au. For all other mines the metal prices considered were $22.50/oz Ag, $1,850/oz Au, 0.90/lb Pb and $1.05/lb Zn.

5. Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the Annual Information Form (AIF).

6. The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and economic parameters are listed in the applicable section describing each mine section of the AIF.

7. Measured and Indicated Mineral Resource estimates are inclusive of the Mineral Reserve estimates.

8. Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

9. The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading “Current Technical Reports for Material Properties” of the AIF.

10.  San Martin, La Parrilla, Del Toro and La Guitarra are currently in temporary suspension of production activities and are considered non-material properties.

Inferred Mineral Resource Estimates

With an Effective Date of December 31, 2020

Annual Mineral Resource Statement prepared under the supervision of Ramon Mendoza Reyes, PEng, QP for First Majestic

Mine Category	Mineral Type	Tonnage			Grades					Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)
MATERIAL PROPERTIES
SAN DIMAS
Inferred Total (UG)	Sulphides	5,501	341	3.63	-	-	696	60,260	642	-	-	123,120
SANTA ELENA
Inferred Santa Elena (UG)	Sulphides	1,519	134	1.15	-	-	231	6,540	56	-	-	11,260
Inferred Ermitaño (UG)	Sulphides	6,022	57	2.69	-	-	307	11,090	522	-	-	59,450
Inferred Total (UG)	Sulphides	7,541	73	2.38	-	-	292	17,630	578	-	-	70,710
LA ENCANTADA
Inferred Prieta Complex: Ojuelas (UG)	Oxides + Mixed	404	123	-	1.35	-	163	1,600	-	12.1	-	2,120
Inferred Prieta Complex: Other (UG)	Oxides	495	166	-	0.80	-	190	2,650	-	8.7	-	3,020
Inferred Veins Systems (UG)	Oxides	1,629	231	-	-	-	231	12,090	-	-	-	12,090
Inferred San Javier Milagros Complex (UG)	Oxides	394	153	-	-	-	153	1,930	-	-	-	1,930
Inferred Tailings Deposit No. 4	Oxides Tailings	488	117	-	-	-	117	1,830	-	-	-	1,830
Inferred Total (UG + Surface)	All Mineral Types	3,410	183	-	0.28	-	192	20,100	-	20.8	-	21,000
Total Inferred Material Properties	All mineral types	16,453	185	2.31	0.06	-	406	97,990	1,220	20.8	-	214,830
NON-MATERIAL PROPERTIES
SAN MARTÍN
Inferred Total (UG)	Oxides	2,533	226	0.36	-	-	256	18,400	29	-	-	20,870
LA PARRILLA
Inferred (UG)	Oxides	393	200	0.08	-	-	207	2,530	1	-	-	2,610
Inferred (UG)	Sulphides	1,028	215	0.09	1.56	1.91	299	7,090	3	35.4	43.3	9,890
Inferred Total (UG)	All Mineral Types	1,421	211	0.09	1.13	1.38	274	9,620	4	35.4	43.3	12,500
DEL TORO
Inferred (UG)	Sulphides	496	185	0.25	3.08	2.73	322	2,950	4	33.7	29.8	5,130
Inferred (UG)	Oxides + Transition	690	182	0.08	3.74	-	273	4,030	2	56.8	-	6,050
Inferred Total (UG)	All Mineral Types	1,186	183	0.15	3.46	1.15	293	6,970	6	90.5	30.1	11,180
LA GUITARRA
Inferred Total (UG)	Sulphides	1,044	240	0.71	-	-	299	8,040	24	-	-	10,030
Total Inferred Non-Material Properties	All mineral types	6,184	216	0.32	0.92	0.54	275	43,030	63	125.9	73.4	54,580
Total Inferred Consolidated FMS	All mineral types	22,636	194	1.76	0.29	0.15	370	141,020	1,283	146.7	73.4	269,410

Proven and Probable Mineral Reserves

With an Effective Date of December 31, 2020

Update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic

Mine Category	Mineral Type	Tonnage		Grades			Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
SAN DIMAS
Proven (UG)	Sulphides	1,887	368	4.52	822	22,320	274	49,890
Probable (UG)	Sulphides	2,108	296	3.09	606	20,030	210	41,090
Total Proven and Probable (UG)	Sulphides	3,995	330	3.77	708	42,350	484	90,980
SANTA ELENA
Proven (UG)	Sulphides	826	141	1.62	283	3,760	43	7,510
Probable (UG)	Sulphides	1,606	118	1.35	236	6,080	70	12,170
Probable (Pad)	Oxides	509	24	0.56	73	400	9	1,190
Total Proven and Probable (UG+Pad)	Oxides + Sulphides	2,941	108	1.29	221	10,240	122	20,870
LA ENCANTADA
Probable (UG)	Oxides	1,485	201	-	201	9,610	-	9,610
Total Probable (UG)	Oxides	1,485	201	-	201	9,610	-	9,610
Consolidated FMS
Proven (UG)	All mineral types	2,714	299	3.64	658	26,080	318	57,400
Probable (UG)	All mineral types	5,708	197	1.57	349	36,120	289	64,060
Total Proven and Probable	All mineral types	8,421	230	2.24	449	62,200	606	121,460

1. Mineral Reserves have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2. The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2020. The information provided was prepared and reviewed under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person (“QP”) for the purposes of NI 43-101.

3. Silver-equivalent grade (Ag-Eq) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.

(a) The Ag-Eq grade formula used was: Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).

(b) Metal prices considered for Mineral Reserves estimates were $17.50/oz Ag and $1,700/oz Au for San Dimas; and $20.00/oz Ag and $1,700/oz Au for Santa Elena and La Encantada.

(c) Other key assumptions and parameters include: metallurgical recoveries; metal payable terms; direct mining costs, processing costs, indirect and G&A costs and sustaining costs. These parameters are different for each mine and mining method and are presented in each mine section in the AIF.

4. A two-step constraining approach was implemented to estimate reserves for each mining method in use. A general cut-off grade was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second incremental cut-off grade was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the general cut-off grade.

The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in each mine section in the AIF.

5. Modifying factors for conversion of resources to reserves include incorporation of planned dilution due to geometrical aspects of the designed stopes and economic zones, and additional dilution considerations due to unplanned events, and materials handling and other operating aspects. Mineable shapes were used as geometric constraints.

6. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs are expressed in USD.

7. Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

8. The technical reports from which the above-mentioned information is derived are cited under the heading “Technical Reports for Material Properties” in the AIF.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 25

Management’s Responsibilities

over Financial Reporting

The consolidated financial statements of First Majestic Silver Corp.(the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
February 18, 2021	February 18, 2021

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of First Majestic Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Primero Tax Rulings — Refer to Note 26 to the financial statements

Critical Audit Matter Description

The Company has an ongoing dispute with the Mexican Tax Authorities, the Servicio de Administracion Tributaria (“SAT”). The dispute relates to the determination of the transfer price, which is based upon an Advanced Pricing Agreement (“APA”) from the SAT, applied to intercompany silver sales in connection with a silver streaming arrangement with an unrelated third party. In 2020, the Mexican Federal Court on Administrative Matters issued a decision nullifying the APA and directing the SAT to re-examine the evidence and basis for the issuance of the APA; the Company has appealed this decision to the Mexican Circuit Courts. As a result of the tax dispute with the SAT, should the Company ultimately be required to pay tax on its intercompany silver revenues based on market prices, the incremental income tax for the years 2010 - 2018 would be approximately $219.2 million, before interest and penalties, without any mitigating adjustments. The Company has not recognized a tax liability related to the Primero tax dispute with the SAT.

The evaluation of the accounting and the disclosure of the matter requires significant management judgment to determine the probability of having to pay incremental income tax. Auditing the accounting and the disclosures related to the tax matter required a high degree of auditor judgment due to the significant judgment by management and evaluating whether the audit evidence supports management’s position. This resulted in an increased extent of audit effort, including the involvement of tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relating to the evaluation of the accounting and disclosure related to the tax matter included the following, among others:

• Inquired of management to understand the developments of the tax dispute;

• Evaluated the effectiveness of management’s controls over the evaluation of the appropriateness of income tax filing positions and corresponding disclosures in the financial statements;

• Obtained and evaluated management’s assessment of the dispute, including analysis from the Company’s external counsel;

• With the assistance of tax specialists, analyzed the Company’s accounting position related to the tax dispute; and

• Evaluated the Company’s disclosures for consistency with our knowledge of the Company’s tax matters and audit evidence obtained.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 18, 2021

We have served as the Company’s auditor since 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of First Majestic Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated February 18, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 18, 2021

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 29

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Year Ended December 31,
	Note	2020	2019
Revenues	5	$363,876	$363,944
Mine operating costs
Cost of sales	6	194,305	232,146
Cost of sales - standby costs	6	10,112	—
Depletion, depreciation and amortization		54,405	65,584
		258,822	297,730
Mine operating earnings		105,054	66,214

General and administrative expenses	7	24,855	26,800
Share-based payments		8,255	8,325
Mine holding costs	8	21,583	7,579
Loss on divestiture of exploration projects	14	3,685	—
Impairment of non-current assets	17	—	58,739
Foreign exchange loss (gain)		6,319	(3,243)
Operating earnings (loss)		40,357	(31,986)

Fair value adjustment on foreign currency derivatives		(982)	—
Investment and other income	9	5,127	8,109
Finance costs	10	(14,773)	(15,147)
Earnings (loss) before income taxes		29,729	(39,024)

Income taxes
Current income tax expense		9,966	16,423
Deferred income tax recovery		(3,324)	(14,973)
		6,642	1,450
Net earnings (loss) for the year		$23,087	($40,474)
Earnings (loss) per common share
Basic	11	$0.11	($0.20)
Diluted	11	$0.11	($0.20)
Weighted average shares outstanding
Basic	11	213,879,622	201,615,489
Diluted	11	215,878,829	201,615,489

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the audited consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (In thousands of US dollars)

The Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

		Year Ended December 31,
	Note	2020	2019
Net earnings (loss) for the year		$23,087	($40,474)
Other comprehensive income
Items that will not be subsequently reclassified to net earnings (loss):
Unrealized gain (loss) on fair value of investments in marketable securities, net of tax	13(b)	10,249	(255)
Realized gain on investments in marketable securities, net of tax	13(b)	211	572
Remeasurement of retirement benefit plan		(515)	—
Other comprehensive income		9,945	317
Total comprehensive income (loss)		$33,032	($40,157)

The accompanying notes are an integral part of the audited consolidated financial statements

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 31

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (In thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Year Ended December 31,
	Note	2020	2019
Operating Activities
Net earnings (loss) for the year		$23,087	($40,474)
Adjustments for:
Depletion, depreciation and amortization		56,283	67,220
Share-based payments		8,255	8,325
Income tax expense		6,642	1,450
Finance costs	10	14,773	15,147
Loss on divestiture of exploration projects	14	3,894	—
Fair value adjustment on foreign currency derivatives		982	—
Impairment of non-current assets	17	—	58,739
Unrealized gains from marketable securities and silver futures derivatives		(4,051)	(1,765)
Unrealized foreign exchange (gain) loss		(2,522)	273
Operating cash flows before movements in working capital and taxes		107,343	108,915
Net change in non-cash working capital items	25	(22,831)	37,327
Income taxes paid		(4,799)	(6,217)
Cash generated by operating activities		79,713	140,025
Investing Activities
Expenditures on mining interests		(68,647)	(76,983)
Acquisition of property, plant and equipment		(43,322)	(41,625)
Deposits paid for acquisition of non-current assets		(13,846)	(1,748)
Acquisition of Springpole Silver Stream	14(c)	(2,521)	—
Other	25	1,221	3,422
Cash used in investing activities		(127,115)	(116,934)
Financing Activities
Proceeds from prospectus offerings, net of share issue costs	23(a)	126,132	81,916
Proceeds from exercise of stock options		14,011	16,663
Repayment of lease liabilities	20	(7,706)	(5,213)
Finance costs paid		(4,200)	(5,686)
Proceeds from debt facility	19	10,000	—
Repayment of debt facility	19	(19,969)	—
Shares repurchased and cancelled	23(e)	(1,694)	—
Cash provided by financing activities		116,574	87,680
Effect of exchange rate on cash and cash equivalents held in foreign currencies		397	1,225
Increase in cash and cash equivalents		69,172	110,771
Cash and cash equivalents, beginning of the year		169,009	57,013
Cash and cash equivalents, end of year		$238,578	$169,009
Cash		$207,132	$161,268
Short-term investments		31,446	7,741
Cash and cash equivalents, end of year		$238,578	$169,009
Supplemental cash flow information	25

The accompanying notes are an integral part of the audited consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2020 AND 2019 (In thousands of US dollars)

The Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		$238,578	$169,009
Trade and other receivables		4,271	4,295
Value added taxes receivable	24(c)	41,641	29,637
Inventories	12	32,512	30,517
Other financial assets	13	36,319	7,488
Prepaid expenses and other		2,725	2,033

Total current assets		356,046	242,979
Non-current assets
Mining interests	14	509,730	463,391
Property, plant and equipment	15	258,220	236,639
Right-of-use assets	16	14,330	12,034
Deposits on non-current assets		14,246	2,189
Non-current income taxes receivable	22	—	4,579
Non-current value added taxes receivable	24(c)	15,301	—
Deferred tax assets	22	69,644	51,141

Total assets		$1,237,517	$1,012,952

Liabilities and Equity
Current liabilities
Trade and other payables	18	$76,002	$59,123
Unearned revenue	5	2,717	4,486
Current portion of debt facilities	19	10,975	1,175
Current portion of lease liabilities	20	5,358	6,920
Income taxes payable	22	6,574	149
Total current liabilities		101,626	71,853
Non-current liabilities
Debt facilities	19	141,733	154,643
Lease liabilities	20	15,217	15,016
Decommissioning liabilities	21	51,471	40,528
Other liabilities		5,406	4,675
Non-current income taxes payable	22	23,099	—
Deferred tax liabilities	22	48,729	63,916
Total liabilities		$387,281	$350,631
Equity
Share capital		1,087,139	933,182
Equity reserves		101,997	90,692
Accumulated deficit		(338,900)	(361,553)
Total equity		$850,236	$662,321
Total liabilities and equity		$1,237,517	$1,012,952
Commitments (Note 14; Note 24(c)); Subsequent event (Note 29)

The accompanying notes are an integral part of the audited consolidated financial statements

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 33

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31 2020 AND 2019 (In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital			Equity Reserves
					Equity
				Other	component of
			Share-based	comprehensive	convertible	Total equity	Accumulated
	Shares	Amount	payments(a)	income(loss)(b)	debenture(c)	reserves	deficit	Total equity
Balance at December 31, 2018	193,873,335	$827,622	$71,715	($2,849)	$19,164	$88,030	($321,079)	$594,573
Net loss for the year	—	—	—	—	—	—	(40,474)	(40,474)
Other comprehensive income	—	—	—	317	—	317	—	317
Total comprehensive loss	—	—	—	317	—	317	(40,474)	(40,157)
Share-based payments	—	—	9,319	—	—	9,319	—	9,319
Shares issued for:
Prospectus offerings (Note 23(a))	11,172,982	81,916	—	—	—	—	—	81,916
Exercise of stock options (Note 23(b))	2,918,518	22,649	(5,986)	—	—	(5,986)	—	16,663
Settlement of restricted share units (Note 23(c))	145,576	988	(988)	—	—	(988)	—	—
Shares cancelled	1,661	7	—	—	—	—	—	7
Balance at December 31, 2019	208,112,072	$933,182	$74,060	($2,532)	$19,164	$90,692	($361,553)	$662,321

Net earnings for the year	—	—	—	—	—	—	23,087	23,087
Other comprehensive income	—	—	—	9,945	—	9,945	—	9,945
Total comprehensive income	—	—	—	9,945	—	9,945	23,087	33,032
Share-based payments	—	—	8,255	—	—	8,255	—	8,255
Shares issued for:
Prospectus offerings (Note 23(a))	10,654,338	126,132	—	—	—	—	—	126,132
Exercise of stock options (Note 23(b))	2,473,926	19,914	(5,903)	—	—	(5,903)	—	14,011
Acquisition of Springpole Silver Stream (Note 14(c))	805,698	7,479	—	—	—	—	—	7,479
Acquisition of mining interests	66,997	700	—	—	—	—	—	700
Settlement of restricted share units (Note 23(c))	127,000	992	(992)	—	—	(992)	—	—
Shares repurchased and cancelled (Note 23(e))	(275,000)	(1,260)	—	—	—	—	(434)	(1,694)
Balance at December 31, 2020	221,965,031	$1,087,139	$75,420	$7,413	$19,164	$101,997	($338,900)	$850,236

(a) Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.

(b) Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income (“FVTOCI”) financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas’ retirement benefit plan.

(c) Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, four mines in suspension: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine, and several exploration stage projects.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 24(a)) and other financial assets (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 27). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2020 and 2019 were approved and authorized for issue by the Board of Directors on February 18, 2021.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

Amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) that were effective for annual periods that begin on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

The amendments in Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) clarify that entities would continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. This amendment did not have a significant impact to the Company’s financial statements as the Company does not currently apply hedge accounting.

Amendments to IFRS 16 Leases

To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19 the International Accounting Standards Board (“IASB”) proposed an amendment to IFRS 16 which provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. This amendment did not have a significant impact to the Company’s financial statements as the Company has not received any COVID-19 related rent concessions as of the date of these financial statements.

Amendments to IFRS 3 Definition of a Business

The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

Business Combinations

Accounting Policy:

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 35

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Business Combinations (continued)

Accounting Policy: (continued)

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Goodwill

Accounting Policy:

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the acquisition. A cash- generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. As at December 31, 2020, the Company had $nil goodwill (2019 - $nil).

Foreign Currency

Accounting Policy:

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non- monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:

Determination of Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Revenue Recognition (Note 5)

Accounting Policy:

The Company’s primary product is silver. Other metals, such as gold, lead and zinc, produced as part of the extraction process are considered to be by-products arising from the production of silver. Smelting and refining charges are net against revenue from the sale of metals.

Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. Upon transfer of control of the concentrate, the Company recognizes revenue on a provisional basis based on spot price and, at each period end, subsequently re-estimated by reference to forward market prices of the estimated month of settlement, with the impact of changes in the forward market prices recognized as revenue adjustments as they occur until final settlement.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

Accounting Estimates and Judgments:

Determination of Performance Obligations

The Company applied judgment to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

Inventories (Note 12)

Accounting Policy:

Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Inventories (Note 12) (continued)

Accounting Policy: (continued)

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the weighted average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Exploration and Evaluation Expenditures (Note 14)

Accounting Policy:

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

• acquiring the rights to explore;

• researching and analyzing historical exploration data;

• gathering exploration data through topographical, geochemical and geophysical studies;

• exploratory drilling, trenching and sampling;

• determining and examining the volume and grade of the resource;

• surveying transportation and infrastructure requirements; and

• compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:

• there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;

• life of mine plan and economic modeling support the economic extraction of such reserves and resources;

• for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and

• operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Accounting Estimates and Judgments:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Mining Interests (Note 14)

Accounting Policy:

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Accounting Estimates and Judgments:

Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 37

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Mining Interests (Note 14) (continued)

Accounting Estimates and Judgments:

Mineral Reserve and Resource Estimates (continued)

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”) Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

Accounting Estimates and Judgments:

Depletion Rate for Mining Interests

Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Stream Asset (Note 14)

Accounting Policy:

A stream asset is a long-term metal purchase agreement for which settlement is called for in silver, the amount of which is based on production at a mine corresponding to the specific agreement. On acquisition of a stream asset, it is recorded at cost and is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources (“IFRS 6”). A stream asset where the mine corresponding to the specific agreement is an exploration and evaluation stage property is classified as exploration and evaluation asset and is assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

Once the technical feasibility, commercial viability and a development decision have been established, the value of the stream asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6. It is subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

A producing stream asset is depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

Property, Plant and Equipment (Note 15)

Accounting Policy:

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight- line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Accounting Estimates and Judgments:

Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

• substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;

• the mine or mill has reached a pre-determined percentage of design capacity;

• the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);

• the completion of a reasonable period of testing of the mine plant and equipment;

• the ability to produce a saleable product (i.e. the ability to produce concentrate within required sellable specifications);

• the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and

• mineral recoveries are at or near the expected production levels

Accounting Estimates and Judgments:

Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Property, Plant and Equipment (Note 15) (continued)

Borrowing Costs

Accounting Policy:

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2020 and 2019, the Company does not have any qualifying assets under construction.

Right of Use Assets (Note 16) and Lease Liabilities (Note 20)

Accounting Policy:

Effective January 1, 2019, the Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

• fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

• variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

• the amount expected to be payable by the lessee under residual value guarantees;

• the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

• payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

• the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

• the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

• a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise of the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of- use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

As a practical expedient, IFRS 16 permits a lessee not to separate non- lease components, and instead account for any lease and associated non- lease components as a single arrangement.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

Impairment of Non-Current Assets (Note 17)

Accounting Policy:

At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 39

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Impairment of Non-Current Assets (Note 17) (continued)

Accounting Estimates and Judgments:

Indications of Impairment and Reversal of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Fair Value Estimates

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

Share-based Payment Transactions (Note 23(b))

Accounting Policy:

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share-based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/ or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units (“RSU’s”) based on the value of the Company’s share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU’s in equity.

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

Accounting Estimates and Judgments:

Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Taxation (Note 22)

Accounting Policy:

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 22) (continued)

Accounting Estimates and Judgments:

Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Accounting Estimates and Judgments:

Tax Contingencies

The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Cash and Cash Equivalents

Accounting Policy:

Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Financial Instruments

Accounting Policy:

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

• the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

• the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company’s financial assets at amortized cost primarily include cash and cash equivalents, trade and other receivables and value added taxes receivable included in other current and non-current financial assets in the Consolidated Statement of Financial Position.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets that meet the following conditions are measured at

FVTOCI:

• The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has designated certain investments in marketable securities that are not held for trading as FVTOCI (note 13).

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets, including derivatives, are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 41

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”) (continued)

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 24. The Company’s financial assets at FVTPL include its account receivable arising from sales of metal contained in concentrates.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method. The Company’s financial liabilities at amortized cost primarily include trade and other payables, debt facilities (note 19) and lease liabilities (note 20).

Provisions (Note 21)

Accounting Policy:

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Accounting Estimates and Judgments:

Estimated Reclamation and Closure Costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Earnings or Loss per Share (Note 11)

Accounting Policy:

Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants, and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2020

Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2021, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2020 (continued)

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) (continued

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Historically, the Company has also produced industrial metals of lead and zinc from its sales of concentrates. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

• engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

For the year ended December 31, 2020, the Company’s reporting segments includes its three operating mines in Mexico. Effective January 1, 2020, the Company no longer considers the La Parrilla, Del Toro, San Martin and La Guitarra mines, which have been placed on suspension, as significant reporting segments. Accordingly, these mines have been grouped as “non-producing properties” category for the year ended December 31, 2020 and 2019. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 14), debt facilities (Note 19), intercompany eliminations, and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments. The segmented information for the comparative periods have been adjusted to reflect the Company’s reporting segments for the reporting year ended December 31, 2020 for consistency.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

				Depletion,	Mine
				depreciation, and	operating	Capital
Year Ended December 31, 2020 and 2019		Revenue	Cost of sales	amortization	earnings (loss)	expenditures
Mexico
San Dimas	2020	$211,759	$110,782	$33,738	$67,239	$43,772
	2019	185,999	100,120	28,491	57,388	42,511
Santa Elena	2020	76,051	52,990	10,472	12,589	33,739
	2019	94,378	53,605	12,204	28,569	23,004
La Encantada	2020	73,632	37,794	8,265	27,573	10,733
	2019	50,867	36,609	11,648	2,610	13,225
Non-producing Properties	2020	183	1,362	848	(2,027)	4,338
	2019	32,204	40,910	12,162	(20,868)	20,258
Others	2020	2,251	1,489	1,082	(320)	32,453
	2019	496	902	1,079	(1,485)	25,196
Consolidated	2020	$363,876	$204,417	$54,405	$105,054	$125,035
	2019	$363,944	$232,146	$65,584	$66,214	$124,194

During the year ended December 31, 2020, the Company had three (December 31, 2019 - six) customers that accounted for 99% of its sales revenue, with one major metal broker accounting for 92% of total revenue (2019 - 85%).

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 43

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

4. SEGMENTED INFORMATION (continued)

		Mining Interests		Property, plant	Total

At December 31, 2020 and 2019		Producing	Exploration	and equipment	mining assets	Total assets	Total liabilities
Mexico
San Dimas	2020	$204,592	$17,179	$112,105	$333,876	$439,145	$105,462
	2019	193,433	8,699	116,556	318,688	360,387	46,504
Santa Elena	2020	52,892	33,951	49,245	136,088	166,525	33,467
	2019	45,046	18,592	47,787	111,425	134,666	23,867
La Encantada	2020	25,865	2,955	16,555	45,375	99,185	29,354
	2019	23,091	1,104	14,736	38,931	71,255	21,563
Non-producing Properties	2020	108,837	37,004	29,888	175,729	219,109	40,274
	2019	105,778	32,938	31,050	169,766	213,061	36,261
Others	2020	—	26,456	50,427	76,883	313,553	178,724
	2019	—	34,710	26,510	61,220	233,583	222,436
Consolidated	2020	$392,185	$117,545	$258,220	$767,950	$1,237,517	$387,281
	2019	$367,348	$96,043	$236,639	$700,030	$1,012,952	$350,631

5. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré form. The Company’s primary products are precious metals of silver and gold. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Year Ended December 31,
	2020		2019
Gross revenue from payable metals:
Silver	$242,338	66%	$215,301	58%
Gold	124,264	34%	143,029	39%
Lead	74	— %	6,988	2%
Zinc	—	— %	3,517	1%
Gross revenue	366,676	100%	368,835	100%
Less: smelting and refining costs	(2,800)		(4,891)
Revenues	$363,876		$363,944

As at December 31, 2020, the Company had $2.7 million of unearned revenue (December 31, 2019 - $4.5 million) that has not satisfied performance obligations.

(a) Gold Stream Agreement with Sandstorm Gold Ltd.

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the year ended December 31, 2020, the Company delivered 5,697 ounces (2019 - 9,164 ounces) of gold to Sandstorm at an average price of $463 per ounce (2019 - $458 per ounce).

(b) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International (“WPMI”), which entitles Wheaton Precious Metals Corp. (“WPM”) to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio was revised to 90:1 on April 1, 2020 and reverted to 70:1 on October 14, 2020 after the average gold to silver price ratio over a six month period fell back below 90:1.

During the year ended December 31, 2020, the Company delivered 38,604 ounces (2019 - 44,667 ounces) of gold to WPM at $610 (2019 - $604) per ounce.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Year Ended December 31,
	2020	2019
Consumables and materials	$36,760	$45,947
Labour costs	103,075	118,229
Energy	25,075	35,135
Other costs	11,275	13,243
Production costs	$176,185	$212,554
Transportation and other selling costs	2,288	2,735
Workers participation costs	14,245	9,036
Environmental duties and royalties	2,010	1,438
Inventory changes	(423)	3,459
Cost recovery related to Republic Metals Refining Corp. bankruptcy(1)	—	(1,600)
Standby Costs(2)	—	2,879
Restructuring costs(3)	—	1,645
Cost of Sales	$194,305	$232,146
Cost of Sales - Standby Costs(4)	$10,112	$—

(1)   In November 2018, one of the refineries used by the Company, Republic Metals Refining Corp. (“Republic”), announced it filed for bankruptcy. As a result, the Company wrote off $7.5 million in inventory that was in Republic’s possession for refining. In September 2019, the Company reached a partial litigation settlement for $1.6 million. The Company continues to pursue legal channels to recover the remaining balance of inventory, but there is no assurance that this inventory is recoverable.

(2) Effective from July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for its workforce. The Company is working with authorities to secure the area and is uncertain of a restart date. From January 1, 2020, such costs were classified as mine holding costs (Note 8) due to continued uncertainty with respect to the timing of restart at San Martin.

(3) Effective September 2019, the Company temporarily suspended milling operations at the La Parrilla mine. Restructuring costs include severance and plant closure costs incurred for re-organizing the operation.

(4) Cost of sales for the year ended December 31, 2020 included standby costs of $10.1 million, primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines due to temporary suspensions following Mexico’s Ministry of Health’s Federal Decree requiring all non-essential businesses, including mining, to temporarily suspend activities throughout most of April and May in response to the global pandemic. In addition, the Company incurred $2.0 million in standby costs related to the 13-day union work stoppage at San Dimas in June 2020.

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Year Ended December 31,
	2020	2019
Corporate administration	$5,012	$5,202
Salaries and benefits	11,271	13,797
Audit, legal and professional fees	5,353	4,943
Filing and listing fees	499	429
Directors fees and expenses	842	793
Depreciation	1,878	1,636
	$24,855	$26,800

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 45

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

8. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staffs, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Year Ended December 31,
	2020	2019
Del Toro	$7,999	$—
La Parrilla	5,563	5,010
San Martin	5,265	—
La Guitarra	2,757	2,569
	$21,583	$7,579

9. INVESTMENT AND OTHER INCOME

The Company’s investment and other income (loss) are comprised of the following:

	Year Ended December 31,
	2020	2019
Gain from investment in marketable securities (Note 13(a))	$1,973	$528
Gain from investment in silver futures derivatives	2,079	1,237
Interest income and other	1,075	6,344
	$5,127	$8,109

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the period are summarized as follows:

	Year Ended December 31,
	2020	2019
Debt facilities(1) (Note 19)	$10,593	$10,885
Lease liabilities (Note 20)	1,479	1,142
Accretion of decommissioning liabilities	2,362	2,410
Silver sales and other	339	710
	$14,773	$15,147

(1) Finance costs for debt facilities include $6.8 million of non-cash accretion expense for the year ended December 31, 2020 (2019 - $6.4 million).

11. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares.

The calculations of basic and diluted earnings or loss per share for the years ended December 31, 2020 and 2019 are as follows:

	Year Ended December 31,
	2020	2019
Net earnings (loss) for the year	$23,087	($40,474)
Weighted average number of shares on
issue - basic	213,879,622	201,615,489
Impact of effect on dilutive securities:
Stock options	1,705,689	—
Restricted and performance share units	293,518	—

Weighted average number of shares
on issue - diluted(1)	215,878,829	201,615,489
Earnings (loss) per share -
basic and diluted	$0.11	($0.20)

(1) For the year ended December 31, 2020, diluted weighted average number of shares excluded 2,666,819 (2019 - 7,583,439) options, nil restricted and performance share units (2019 - 128,944) and 16,327,598 (2019 - 16,327,598) common shares issuable under the convertible debentures (Note 19(a)) that were anti-dilutive.

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	Year Ended December 31,
	2020	2019
Finished goods - doré	$2,812	$1,965
Work-in-process	2,780	3,229
Stockpile	1,336	2,130
Silver coins and bulletin	956	291
Materials and supplies	24,628	22,902
	$32,512	$30,517

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

13. OTHER FINANCIAL ASSETS

As at December 31, 2020, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	Year Ended December 31,
	2020	2019
FVTPL marketable securities (a)	$13,876	$5,626
FVTOCI marketable securities (b)	22,444	880
Total marketable securities	$36,319	$6,506
Foreign currency derivatives (Note 24)	—	982
Total other financial assets	$36,319	$7,488

(a) Fair Value through Profit or Loss (“FVTPL”) Marketable Securities

Gain in marketable securities designated as FVTPL for the year ended December 31, 2020 was $2.0 million (2019 - loss of $0.5 million) and was recorded through profit or loss.

As consideration for the acquisition of the Springpole Silver Stream (Note 14(c)), the Company received 30 million common share purchase warrants of First Mining Gold Corp., each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes model at the time of the acquisition, and subsequently remeasured at $4.7 million at December 31, 2020.

(b) Fair Value through Other Comprehensive Income (“FVTOCI”) Marketable Securities

Changes in fair value of marketable securities designated as FVTOCI for the year ended December 31, 2020 was $10.5 million (2019 - $0.3 million), net of tax, and was recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment.

As part of the consideration received for the option arrangement of the La Joya Project (see Note 14(d)), in September 2020, the Company received 5,146,401 common shares of Silver Dollar Resources Inc. (“Silver Dollar”) with a fair value of $6.9 million. In September and December 2020, the Company participated in two private placements of Silver Dollar to acquire an additional 700,000 common shares for $0.7 million. As at December 31, 2020, the fair value of these shares was $8.6 million.

As part of consideration received for the sale of the Plomosas Silver Project (see Note 14(e)), the Company received 17,097,500 common shares of GR Silver Mining Ltd. with a fair value of $1.7 million on March 27, 2020. In May 2020, the Company participated in a private placement by GR Silver Mining Ltd. (“GR Silver”) and for $0.8 million acquired an additional 4,000,000 shares with 2,000,000 one-year warrants with a strike price of CAD$0.40 per share. As at December 31, 2020, the fair value of these shares was $12.9 million. These shares are designated as FVTOCI marketable securities while the warrants are designated as FVTPL marketable securities.

14. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	Year Ended December 31,
	2020	2019
Depletable properties	$392,185	$367,348
Non-depletable properties (exploration and evaluation costs)	117,545	96,043
	$509,730	$463,391

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 47

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)

Depletable properties are allocated as follows:

				Non-producing
Depletable properties	San Dimas	Santa Elena	La Encantada	Properties(1)	Total
Cost
At December 31, 2018	$193,305	$45,041	$99,436	$478,883	$816,665
Additions	24,596	6,813	5,995	9,088	46,492
Change in decommissioning liabilities (Note 21)	301	2,338	500	6,161	9,300
Transfer from exploration properties	2,456	7,462	5,659	—	15,577
At December 31, 2019	$220,658	$61,654	$111,590	$494,132	$888,034
Additions	21,263	6,218	4,201	—	31,682
Change in decommissioning liabilities (Note 21)	4,527	1,191	2,049	3,059	10,826
Transfer from exploration properties	3,645	4,229	472	—	8,346
At December 31, 2020	$250,093	$73,292	$118,312	$497,191	$938,888
Accumulated depletion, amortization and impairment
At December 31, 2018	($10,871)	($11,594)	($59,872)	($380,677)	($463,014)
Depletion and amortization	(16,354)	(5,014)	(6,025)	(7,677)	(35,070)
Impairment	—	—	(22,602)	—	(22,602)
At December 31, 2019	($27,225)	($16,608)	($88,499)	($388,354)	($520,686)
Depletion and amortization	(18,277)	(3,792)	(3,948)	—	(26,017)
At December 31, 2020	($45,502)	($20,400)	($92,447)	($388,354)	($546,703)

Carrying values
At December 31, 2019	$193,433	$45,046	$23,091	$105,778	$367,348
At December 31, 2020	$204,592	$52,892	$25,865	$108,837	$392,185

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

Non-depletable properties costs are allocated as follows:

				Non-
				producing	Exploration	Springpole
Non-depletable properties	San Dimas(a)	Santa Elena(b)	La Encantada	Properties(1)	Projects(2)	Stream(c)	Total
At December 31, 2018	$3,705	$14,316	$5,660	$24,841	$33,440	$—	$81,962
Exploration and evaluation expenditures	7,450	11,738	2,164	8,097	1,032	—	30,481
Change in decommissioning liabilities (Note 21)	—	—	—	—	238	—	238
Impairment	—	—	(1,061)	—	—	—	(1,061)
Transfer to producing properties	(2,456	(7,462)	(5,659)	—	—	—	(15,577)
At December 31, 2019	$8,699	$18,592	$1,104	$32,938	$34,710	$—	$96,043
Exploration and evaluation expenditures	12,125	19,588	2,323	4,066	1,142	4,356	43,601
Change in decommissioning liabilities (Note 21)	—	—	—	—	59	—	59
Sale of exploration project	—	—	—	—	(13,812)	—	(13,812)
Transfer to producing properties	(3,645	(4,229)	(472)	—	—	—	(8,346)
At December 31, 2020	$17,179	$33,951	$2,955	$37,004	$22,099	$4,356	$117,545

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects, as well as the Plomosas project which was sold during 2020.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)

(a) San Dimas Silver/Gold Mine, Durango State

In 2018, the San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPM to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio was revised to 90:1 on April 1, 2020 and reverted to 70:1 on October 14, 2020 after the average gold to silver price ratio over a six month period fell back below 90:1.

(b) Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is currently the lesser of $464 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

(c) Springpole Silver Stream, Ontario, Canada

On July 2, 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project (“Springpole Silver Stream”), a development stage mining project located in Ontario, Canada. Pursuant to the agreement, First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

Transaction consideration paid and payable by First Majestic is summarized as follows:

• The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares) was paid to First Mining on July 2, 2020;

• The second payment consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares) was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and

• The third payment consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price) will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole.

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

As at December 31, 2020, the Company has paid $10.0 million in consideration to First Mining as part of the agreement, of which $5.7 million was allocated to other financial assets and $4.3 million was allocated to the Springpole Silver Stream recognized within exploration and evaluation assets.

First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

(d) La Joya Silver Project, Durango, Mexico

In August 2020, the Company entered into a five year option agreement with Silver Dollar Resources Inc. (“Silver Dollar”), which gives Silver Dollar the option to earn an initial 80% interest in the Company’s La Joya Project, following the exercise of which it may earn an additional 20% for an aggregate 100% interest.

To exercise its first option to acquire an 80% interest in the La Joya Project, Silver Dollar will pay the Company CAD$1.3 million in cash over four years, issue shares equal to 19.9% of Silver Dollar’s then-outstanding common shares within one year, incur $1 million of exploration expenditures within the first five years, and grant First Majestic a 2% net smelter returns royalty. If Silver Dollar incurs the exploration expenditures within the first three years; however, First Majestic will waive the remaining $0.6 million of the cash option payments.

Silver Dollar may exercise its second option and acquire the remaining 20% (for an aggregate 100% interest) of the La Joya Project by providing notice to First Majestic within 30 days of earning the first 80% interest and issuing to First Majestic additional shares equal to 5% of Silver Dollar’s then- outstanding common shares within five years.

As at December 31, 2020, the Company received $0.3 million in cash and 5,146,401 common shares with a fair value of $6.9 million from Silver Dollar. The Company deducted proceeds received from Silver Dollar from the carrying value of the La Joya project ($0.6 million), reducing its carrying value to $nil and recognized the remaining $6.5 million of proceeds as a gain on divestiture of exploration project.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 49

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)

(e)   Plomosas Silver Project, Sinaloa, Mexico

In March 2020, the Company divested its subsidiary Minera La Rastra, S.A. de C.V. (“MLR”), which holds the Plomosas Silver Project, to GR Silver for total consideration of $1.7 million, consisting of 17,097,500 common shares of GR Silver with a fair value on the measurement date of $1.7 million, CAD$0.1 million in cash and a 2% net smelter return royalty (“NSR”). GR Silver has the option to repurchase half of the NSR for CAD$1.0 million. As at the date of the transaction, MLR had a carrying value of $11.8 million, including $13.1 million in mining interests, resulting in a loss of $10.2 million on the disposal.

15. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company’s property, plant and equipment is used in the Company’s operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and	Machinery and	Assets under
	Buildings(1)	Equipment	Construction(2)	Other	Total
Cost
At December 31, 2018	$177,864	$430,862	$35,673	$23,410	$667,809
Additions	—	1,991	44,709	521	47,221
Transfers and disposals	20,548	23,802	(52,737)	507	(7,880)
At December 31, 2019	$198,412	$456,655	$27,645	$24,438	$707,150
Additions	—	2,096	47,266	391	49,753
Transfers and disposals	917	9,873	(19,242)	3,822	(4,630)
At December 31, 2020	$199,329	$468,624	$55,669	$28,651	$752,273

Accumulated depreciation, amortization and impairment
At December 31, 2018	($111,258)	($291,959)	—	($13,508)	($416,725)
Depreciation and amortization	(4,980)	(23,829)	—	(2,122)	(30,931)
Transfers and disposals	271	5,189	—	459	5,919
Impairment	(13,073)	(15,701)	—	—	(28,774)
At December 31, 2019	($129,040)	($326,300)	—	($15,171)	($470,511)
Depreciation and amortization	(4,188)	(19,833)	—	(2,555)	(26,576)
Transfers and disposals	72	2,754	—	208	3,034
At December 31, 2020	($133,156)	($343,379)	—	($17,518)	($494,053)

Carrying values
At December 31, 2019	$69,372	$130,355	$27,645	$9,267	$236,639
At December 31, 2020	$66,173	$125,245	$55,669	$11,133	$258,220

(1) Included in land and buildings is $11.2 million (2019 - $11.5 million) of land which is not subject to depreciation.

(2) Assets under construction includes certain innovation projects, such as high-intensity grinding (“HIG”) mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

15. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

				Non-producing
	San Dimas	Santa Elena	La Encantada	Properties(1)	Other	Total

Cost
At December 31, 2018	$127,763	$76,671	$132,146	$299,037	$32,192	$667,809
Additions	10,465	4,453	5,066	3,073	24,164	47,221
Transfers and disposals	(1,925)	9,638	90	(4,870)	(10,813)	(7,880)
At December 31, 2019	$136,303	$90,762	$137,302	$297,240	$45,543	$707,150
Additions(2)	10,384	7,933	4,209	272	26,955	49,753
Transfers and disposals	41	(1,364)	1,999	(3,751)	(1,555)	(4,630)
At December 31, 2020	$146,728	$97,331	$143,510	$293,761	$70,943	$752,273

Accumulated depreciation, amortization and impairment
At December 31, 2018	($7,545)	($37,007)	($89,086)	($265,811)	($17,276)	($416,725)
Depreciation and amortization	(12,355)	(6,989)	(5,278)	(4,378)	(1,931)	(30,931)
Transfers and disposals	153	1,021	572	3,999	174	5,919
Impairment	—	—	(28,774)	—	—	(28,774)
At December 31, 2019	($19,747)	($42,975)	($122,566)	($266,190)	($19,033)	($470,511)
Depreciation and amortization	(15,032)	(6,451)	(2,646)	(592)	(1,855)	(26,576)
Transfers and disposals	156	1,340	(1,743)	2,909	372	3,034
At December 31, 2020	($34,623)	($48,086)	($126,955)	($263,873)	($20,516)	($494,053)

Carrying values
At December 31, 2019	$116,556	$47,787	$14,736	$31,050	$26,510	$236,639
At December 31, 2020	$112,105	$49,245	$16,555	$29,888	$50,427	$258,220

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

(2) Additions classified in “Other” primarily consist of innovation projects and construction-in-progress.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 51

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

16. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use asset is initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

		Machinery and
	Land and Buildings	Equipment	Other	Total
At December 31, 2018	$—	$—	$—	$—
Initial adoption	2,624	1,036	22	3,682
Additions	571	14,132	—	14,703
Remeasurements	1,686	232	—	1,918
Depreciation and amortization	(674)	(1,286)	(7	(1,967)
Impairment	—	(6,302)	—	(6,302)
At December 31, 2019	$4,207	$7,812	$15	$12,034
Additions	1,939	554	—	2,494
Remeasurements	2,789	(10)	—	2,779
Depreciation and amortization	(848)	(2,106)	(7	(2,961)
Disposals	—	(16)	—	(16)
At December 31, 2020	$8,087	$6,234	$8	$14,330

17. IMPAIRMENT OF NON-CURRENT ASSETS

The Company did not identify any indicators of potential impairment or impairment reversal on its non-current assets and CGUs during the year ended December 31, 2020.

During the year ended December 31, 2019, the Company determined that the La Encantada mine had an indicator of potential impairment on its non- current assets due to a decrease in economics of the roaster project and mine plan. Based on the Company’s assessment in 2019, the Company concluded that the La Encantada mine had estimated recoverable value, based on its FVLCD, below its carrying value and impairment charge was required:

Year Ended December 31, 2019
Impairment of non-current assets	$58,739
Deferred income tax recovery	(6,300)
Impairment of non-current assets, net of tax	$52,439

The impairment charge recognized for the year ended December 31, 2019 in respect of La Encantada was allocated as follows:

	Mining interests
			Right of use	Property, plant
	Producing	Exploration	assets	and equipment	Total
La Encantada Silver Mine	$22,602	$1,061	$6,302	$28,774	$58,739

Recoverable values are determined based on fair market value of the asset and estimated using internal discounted cash flow economic models projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs, capital expenditures and long-term foreign exchange rates.

Metal price assumptions used to determine the recoverable amounts for the year ended December 31, 2019 are summarized in the following table:

	December 31, 2019
Commodity Prices	2020-2023 Average	Long-term
Silver (per ounce)	$18.84	$19.50
Gold (per ounce)	$1,536	$1,416

A discount rate of 4.5%, equivalent to the Company’s weighted average cost of capital for the year ended December 31, 2019 was used to determine FVLCD based on an internal discounted cash flow economic model.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

17. IMPAIRMENT OF NON-CURRENT ASSETS (continued)

The internal discounted cash flow economic model used to determine FVLCD is significantly affected by changes in key assumptions for future metal prices, Reserve and Resource levels and recovery rates. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There was no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2020.

18. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	December 31, 2020	December 31, 2019
Trade payables	$31,262	$23,984
Trade related accruals	18,635	12,314
Payroll and related benefits	21,427	19,059
Environmental duty	2,156	1,483
Other accrued liabilities	2,522	2,283
	$76,002	$59,123

19. DEBT FACILITIES

The movement in debt facilities during the year ended December 31, 2020 and year ended December 31, 2019, respectively, are comprised of the following:

	Convertible	Revolving
	Debentures	Credit Facility
	(a)	(b)	Total
Balance at December 31, 2018	$130,807	$18,705	$149,512
Finance costs
Interest expense	2,975	1,498	4,473
Accretion	5,758	654	6,412
Payments of finance costs	(2,933)	(1,646	(4,579)
Balance at December 31, 2019	$136,607	$19,211	$155,818
Finance costs
Interest expense	2,984	763	3,747
Accretion	6,168	678	6,846
Proceeds from drawdown of Revolving Credit Facility	—	10,000	10,000
Repayments of principal	—	(19,969	(19,969)
Payments of finance costs	(2,934)	(801	(3,735)
At December 31, 2020	$142,825	$9,882	$152,707

Statements of Financial Position Presentation
Current portion of debt facilities	$1,043	$132	$1,175
Non-current portion of debt facilities	135,564	19,079	154,643
Balance at December 31, 2019	$136,607	$19,211	$155,818
Current portion of debt facilities	$1,092	$9,882	$10,975
Non-current portion of debt facilities	141,733	—	141,733
At December 31, 2020	$142,825	$9,882	$152,707

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 53

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

19. DEBT FACILITIES (continued)

(a) Convertible Debentures

During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price or $12.47 per common share. The redemption price is equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b) Revolving Credit Facility

On May 10, 2018, the Company entered into a $75.0 million senior secured revolving credit facility (“Revolving Credit Facility”) with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. The Revolving Credit Facility will mature on its third anniversary date on May 10, 2021. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at December 31, 2020, the applicable rates were 2.9% to 0.6875%, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases up to $30.0 million. As at December 31, 2020 and December 31, 2019, the Company was in compliance with these covenants.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

20. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the year ended December 31, 2020 and year ended December 31, 2019 are comprised of the following:

	Finance Leases (a)	Operating Leases (b)	Equipment Financing (c)	Total
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Initial adoption of IFRS 16	—	3,682	—	3,682
Additions	—	14,706	—	14,706
Remeasurements	—	1,918	—	1,918
Finance costs	18	789	335	1,142
Repayments of principal	(359)	(2,395)	(2,459)	(5,213)
Payments of finance costs	(18)	—	(379)	(397)
Foreign exchange loss	—	251	—	251
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Additions	—	2,494	—	2,494
Remeasurements	—	2,779	—	2,779
Finance costs	—	1,396	83	1,479
Repayments of principal	(50)	(5,353)	(2,303)	(7,706)
Payments of finance costs	—	—	(126)	(126)
Foreign exchange gain	—	(281)	—	(281)
At December 31, 2020	$—	$19,986	$589	$20,575
Statements of Financial Position Presentation
Current portion of lease liabilities	50	4,518	2,352	6,920
Non-current portion of lease liabilities	—	14,433	583	15,016
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Current portion of lease liabilities	$—	$4,820	$538	$5,358
Non-current portion of lease liabilities	—	15,166	51	15,217
At December 31, 2020	$—	$19,986	$589	$20,575

(a) Finance Leases

From time to time, the Company may purchase equipment under finance leases with terms ranging from 24 to 48 months. As at December 31, 2020, the Company has fully repaid all of its finance leases and all pledges on related property, plant and equipment have been released.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 55

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

20. LEASE LIABILITIES (continued)

(b)  Operating Leases

Operating leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 5.8% to 12.4%.

During the year ended December 31, 2020 and 2019, the amounts of lease payments recognized in the profit and loss are summarized as follows:

	Year Ended	Year Ended
	December 31, 2020	December 31, 2019
Expenses relating to variable lease payments not included in the measurement of lease liability	$25,560	$14,241
Expenses relating to short-term leases	19,607	42,994
Expenses relating to low value leases	81	—
	$45,248	$57,235

(c)   Equipment Financing

During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at December 31, 2020 and year ended December 31, 2019, the Company was in compliance with these covenants.

As at December 31, 2020, the net book value of property, plant and equipment includes $1.9 million (2019 - $3.3 million) of equipment pledged as security for the equipment financing.

21. DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the years ended December 31, 2020 and 2019 are allocated as follow:

	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	La Luz	Total
Balance at December 31, 2018	$8,412	$2,321	$6,709	$2,694	$3,245	$2,498	$1,615	$302	$27,796
Movements during the year:
Change in rehabilitation provision	301	2,338	500	4,051	696	945	469	238	9,538
Reclamation costs incurred	—	—	—	—	—	—	(104)	—	(104)
Interest or accretion expense	744	207	592	237	282	219	129	—	2,410
Foreign exchange loss	(15)	105	311	121	114	107	69	76	888
Balance at December 31, 2019	$9,442	$4,971	$8,112	$7,103	$4,337	$3,769	$2,178	$616	$40,528
Movements during the year:
Disposition of exploration project	—	—	—	—	—	—	(153)	—	(153)
Change in rehabilitation provision	4,527	1,191	2,049	1,240	830	772	217	59	10,885
Reclamation costs incurred	—	(55)	—	(81)	(20)	—	—	—	(156)
Interest or accretion expense	565	295	477	418	259	226	122	—	2,362
Foreign exchange loss	(476)	(252)	(415)	(359)	(216)	(190)	(86)	(2)	(1,995)
Balance at December 31, 2020	$14,059	$6,150	$10,223	$8,321	$5,190	$4,577	$2,278	$673	$51,471

A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the Company’s mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 5.0% to 5.3% (2019 - 6.6% to 6.8%) for the respective estimated life of the operations.

The inflation rate used is based on historical Mexican inflation rate of 3.9% (2019 - 4.0%). The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

22. INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Earnings (loss) before tax	$29,729	($39,024)
Combined statutory tax rate	27.00%	27.00%
Income tax expense (recovery) computed at statutory tax rate	8,027	(10,536)
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(4,760)	(24,320)
Impact of foreign exchange on deferred income tax assets and liabilities	15,688	(10,194)
Change in unrecognized deferred income tax asset	(4,596)	30,399
7.5% mining royalty in Mexico	7,415	(814)
Other non-deductible expenses	758	3,256
Impact of inflationary adjustments	(1,317)	(2,412)
Change in tax provision estimates	10,387	23,987
Impact of divestitures and restructurings	(16,724)	—
Other	(8,236)	(7,916)
Income tax expense	$6,642	$1,450

Statements of Earnings (Loss) Presentation
Current income tax expense	$9,966	$16,423
Deferred income tax recovery	(3,324)	(14,973)
Income tax expense	$6,642	$1,450
Effective tax rate	22%	(4%)

As at December 31, 2020 and 2019, the Company has the following income tax receivable and payable balances:

	Year Ended December 31,
	2020	2019
Current income tax receivable	$—	$—
Non-current income tax receivable	—	4,579
	$—	$4,579

Current income tax payable	$6,574	$149
Non-current income tax payable	23,099	—
	$29,673	$149

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 57

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

22. INCOME TAXES (continued)

During the years ended December 31, 2020 and 2019, the movement in deferred tax assets and deferred tax liabilities is shown as follows:

			Deferred
			tax asset not
Deferred tax assets	Losses	Provisions	recognized	Other	Total
At December 31, 2018	$118,393	$16,508	($68,348)	$3,556	$70,109
Benefit (expense) to income statement	8,079	6,379	(32,156)	4,295	(13,403)
Charged to equity	—	—	—	994	994
At December 31, 2019	$126,472	$22,887	($100,504)	$8,845	$57,700
Benefit to income statement	21,327	2,389	11,788	456	35,960
At December 31, 2020	$147,799	$25,276	($88,716)	$9,301	$93,660

	Property, plant
	and equipment	Effect of
	and mining	Mexican tax
Deferred tax liabilities	interests	deconsolidation	Other	Total
At December 31, 2018	$65,382	$6,744	$37,688	$109,814
(Benefit) expense to income statement	(32,381)	498	(4,643)	(36,526)
Reclassed to current income taxes payable	—	(2,813)	—	(2,813)
At December 31, 2019	$33,001	$4,429	$33,045	$70,475
(Benefit) expense to income statement	23,883	(113)	(18,311)	5,459
Reclassed to current income taxes payable	—	(2,245)	—	(2,245)
Charged to OCI	—	—	1,633	1,633
Divestiture of exploration projects	—	—	(2,577)	(2,577)
At December 31, 2020	$56,884	$2,071	$13,790	$72,745

Statements of Financial Position Presentation
Deferred tax assets				$51,141
Deferred tax liabilities				63,916
At December 31, 2019				$12,775
Deferred tax assets				$69,644
Deferred tax liabilities				48,729
At December 31, 2020				($20,915)

At December 31, 2020, the Company recognized $69.6 million (2019 - $51.1 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2020 or 2019, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2020 was $236.5 million (2019 - $379.3 million).

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

22. INCOME TAXES (continued)

As at December 31, 2020 and 2019, the Company has available Canadian, Swiss and Mexican non-capital tax losses, which if not utilized will expire as follows:

	Canadian	Mexican
Year of expiry	non-capital losses	non-capital losses	December 31, 2020	December 31, 2019
2020	$—	$—	$—	$544
2021	—	3,835	3,835	7,825
2022	—	3,878	3,878	4,060
2023	—	2,071	2,071	2,213
2024	—	34,964	34,964	39,319
2025	—	38,901	38,901	51,911
2026	—	104,044	104,044	113,630
2027	—	21,040	21,040	56,760
2028	—	57,809	57,809	99,315
2029	—	68,074	68,074	89,754
2030 and after	3,141	149,721	152,862	22,209
Total	$3,141	$484,337	$487,478	$487,540
Unrecognized losses	$—	$199,775	$199,775	$208,253

23. SHARE CAPITAL

(a) Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company’s issued and outstanding capital during the year is summarized in the consolidated statements of changes in equity.

	Year Ended December 31, 2020		Year Ended December 31, 2019
	Number of Shares	Net Proceeds	Number of Shares	Net Proceeds

ATM program(1)	5,654,338	$67,892	11,172,982	$81,916
Prospectus offering(2)	5,000,000	58,240	—	—
	10,654,338	$126,132	11,172,982	$81,916

(1) In December 2018, and subsequently amended in August 2019 and June 2020, the Company filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $200.0 million. The sale of common shares is to be made through “at-the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the year ended December 31, 2020, First Majestic sold 5,654,338 common shares (December 31, 2019 - 11,172,982 common shares) of the Company under the ATM program at an average price of $12.31 (2019 - $7.55) for gross proceeds of $69.6 million (December 31, 2019 - $84.4 million), or net proceeds of $67.9 million (December 31, 2019 - $81.9 million) after costs. At December 31, 2020, the Company completed $154.0 million of the ATM program and the remaining $46.0 million balance of the program has been cancelled.

(2) In September 2020, the Company completed a bought deal prospectus offering to sell 5,000,000 common shares at a price of $11.82 (CAD$15.60) per common share for gross proceeds of $59.1 million (CAD$78.1 million), or net proceeds of $58.2 million after costs.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 59

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

23. SHARE CAPITAL (continued)

(b) Stock options

Under the terms of the Company’s 2020 Long-Term Incentive Plan (“LTIP”), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at December 31, 2020:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted Average		Weighted Average	Weighted Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD $/Share)	(Years)	Options	(CAD $/Share)	(Years)
4.80 - 10.00	2,821,206	8.60	7.70	1,323,015	8.67	7.07
10.01 - 15.00	3,276,063	12.23	4.96	1,833,567	11.12	1.46
15.01 - 20.00	831,928	15.95	7.59	117,232	16.04	1.14
20.01 - 126.01	144,895	53.85	0.68	144,895	53.85	0.68
	7,074,092	12.07	6.27	3,418,709	12.15	3.59

The movements in stock options issued during the years ended December 31, 2020 and 2019 are summarized as follows:

	Year Ended December 31, 2020		Year Ended December 31, 2019
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(CAD $/Share)	Options	(CAD $/Share)
Balance, beginning of the year	7,583,439	10.70	9,266,098	10.76
Granted	2,621,924	13.46	2,601,680	8.83
Exercised	(2,473,926)	7.50	(2,918,518)	7.54
Cancelled or expired	(657,345)	18.96	(1,365,821)	14.31
Balance, end of the year	7,074,092	12.07	7,583,439	10.70

During the year ended December 31, 2020, the aggregate fair value of stock options granted was $12.1 million (December 31, 2019 - $8.5 million), or a weighted average fair value of $4.63 per stock option granted (December 31, 2019 - $3.26).

During the year ended December 31, 2020, total share-based payments expense related to stock options was $7.0 million (2019 - $6.5 million).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Year Ended	Year Ended
Assumption	Based on	December 31, 2020	December 31, 2019
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.03	2.01
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.83	5.80
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	49.00	51.29
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the year ended December 31, 2020 was CAD$15.61 (December 31, 2019 - CAD$12.81).

(c) Restricted Share Units

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units (“RSU’s”) based on the value of the Company’s share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU’s in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

23. SHARE CAPITAL (continued)

(c) Restricted Share Units (continued)

The following table summarizes the changes in RSU’s for the years ended December 31, 2020 and 2019:

	Year Ended December 31, 2020		Year Ended December 31, 2019
		Weighted		Weighted
		Average		Average
		Fair Value		Fair Value
	Number of shares	(CAD$)	Number of shares	(CAD$)
Outstanding, beginning of the year	128,944	10.36	—	—
Granted	211,192	15.72	274,520	9.67
Settled	(127,000)	10.32	(145,576)	9.06
Forfeited	(28,653)	15.93	—	—
Outstanding, end of the year	184,483	15.66	128,944	10.36

During the year ended December 31, 2020, total share-based payments expense related to RSUs was $0.8 million (2019 - $1.8 million).

(d) Performance Share Units

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Performance Share Units (“PSU’s”). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Unless otherwise stated, the awards typically vest three years from the grant date. The fair value of a PSU based on the value of the Company’s share price at the date of grant and will be adjusted based on actual units issued on the vesting date. The Company intends to settle all PSU’s in equity.

The following table summarizes the changes in PSU’s granted to employees and consultants for the year ended December 31, 2020:

	Year Ended December 31, 2020
		Weighted
		Average
		Fair Value
	Number of shares	(CAD$)
Outstanding, beginning of the year	—	—
Granted	122,575	15.65
Forfeited	(13,540)	(15.93)

Outstanding, end of the year	109,035	19.57

During the year ended December 31, 2020, total share-based payments expense related to PSUs was $0.5 million (2019 - $nil).

(e) Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the year ended December 31, 2019.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 61

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a) Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)	Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities Silver futures derivatives Foreign currency derivatives	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalent Trade and other receivable Trade and other payables	Approximated carrying value due to their short-term nature

Debt facilities	Assumed to approximate carrying value as discount rate on these instruments approximate the Company’s credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	December 31, 2020			December 31, 2019
	Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$—	$—	$—	$1,182	$—	$1,182
Marketable securities (Note 13)	36,319	30,996	5,323	6,506	6,506	—
Foreign currency derivatives (Note 13)	—	—	—	982	982	—

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2020 and 2019.

(b) Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management (continued)

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	December 31, 2020	December 31, 2019
Equity	$850,236	$662,321
Debt facilities	152,708	155,818
Lease liabilities	20,575	21,936
Less: cash and cash equivalents	(238,578)	(169,009)
	$784,941	$671,066

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 19) and lease liabilities. As at December 31, 2020 and December 31, 2019, the Company was in compliance with these covenants.

(c) Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2020, value added taxes (“VAT”) receivable was $56.9 million (2019 - $29.6 million), of which $37.9 million (2019 - $14.2 million) relates to Primero Empresa Minera, S.A. de C.V. (“PEM”). Servicio de Administración Tributaria (“SAT”) has not been responsive to VAT refund requests by PEM nor provided any legal basis for withholding these VAT receivables. The Company believes that it has full legal rights to these VAT refunds and expects the amounts to be refunded in the future. As at December 31, 2020, VAT receivables totaling $15.3 million are currently being pursued in Mexican Courts. Due to the uncertain timeline associated with recovery of these amounts, the Company reclassified such amounts as non-current assets though, in the Company’s opinion, such amounts are currently due and payable to the Company.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2020 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$76,002	$76,002	$76,002	$—	$—	$—
Debt facilities	152,708	174,082	13,180	160,902	—	—
Lease liabilities	20,575	16,520	4,557	6,562	4,692	709
Other liabilities	5,406	5,406	—	—	—	5,406
	$254,691	$272,010	$93,739	$167,464	$4,692	$6,115

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 63

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Liquidity Risk (continued)

At December 31, 2020, the Company had working capital of $254.4 million (December 31, 2019 – $171.1 million). Total available liquidity at December 31, 2020 was $319.4 million, including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short- term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

December 31, 2020
						Net assets	Effect of +/-
	Cash and cash	Trade and other	Value added	Other	Trade and	(liabilities)	10% change in
	equivalents	receivables	taxes receivable	inancial assets	other payables	exposure	currency
Canadian dollar	$75,958	$74	$—	$10,140	($3,133)	$83,039	$8,304
Mexican peso	8,369	—	53,201	—	(42,763)	18,807	1,881
	$84,327	$74	$53,201	$10,140	($45,896)	$101,846	$10,185

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the year ended December 31, 2020, the Company realized a foreign exchange loss of $11.5 million (2019 - gain of $2.1 million) and an unrealized loss of $0.9 million (2019 - gain of $1.0 million) on fair value adjustments to its foreign currency derivatives. As at December 31, 2020, the Company does not hold any foreign currency derivatives (2019 - $0.9 million).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

	December 31, 2020
	Effect of +/-	10% change in	metal prices
	Silver	Gold	Total
Metals in doré inventory	$104	$226	$330
	$104	$226	$330

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2020, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at December 31, 2020, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

25. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2020	2019
Other adjustments to investing activities:
Purchase of marketable securities	($1,522)	$—
Proceeds from disposal of marketable securities	664	867
Cash received on settlement of derivatives	2,079	2,555
	$1,221	$3,422
Net change in non-cash working capital items:
Decrease in trade and other receivables	$24	$1,304
(Increase) decrease in value added taxes receivable	(27,525)	30,028
(Increase) decrease in inventories	(4,288)	2,829
(Increase) decrease in prepaid expenses and other	(692)	776
Decrease in income taxes payable	(1,115)	(6,569)
Increase in trade and other payables	10,765	8,959
	($22,831)	$37,327
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSUs	$992	$988
Transfer of share-based payments reserve upon exercise of options	5,903	5,986
Acquisition of mining interests	(8,179)	—

As at December 31, 2020, cash and cash equivalents include $6.4 million (2019 - $5.2 million) that are held in-trust as bonds for tax audits in Mexico that are expected to be resolved within the next 12 months.

26. CONTINGENCIES AND OTHER MATTERS

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings

When Primero Mining Corp. (“Primero”) acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 65

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

26. CONTINGENCIES AND OTHER MATTERS (continued)

Primero Tax Rulings (continued)

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing PEM’s effort to vigorously defend the validity of its APA. If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $219.2 million (4,373 million MXN), before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments (the “Reassessments”) for the 2010 to 2012 tax years in the total amount of $246.6 million (4,919 million MXN) inclusive of interest, inflation, and penalties. The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT (“Dismissals”) in May 2020. The Company believes that the Dismissals have no legal basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters (“Federal Court”), which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney’s Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court precedents. As a result, on May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent initiated a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:

(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and

(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors reviewed the written reasons and are of the view that the Federal Court’s decision is flawed both due to SAT’s procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020.

Based on the Company’s assessments with third party advisors, the Company believes Primero filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessment

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $7.8 million and $6.3 million, respectively. The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are expressed in thousands of US dollars)

26. CONTINGENCIES AND OTHER MATTERS (continued)

First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.8 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2020, the Company has not accrued any of the remaining $64.2 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

27. SUBSIDIARIES

The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2020 and 2019 as follows:

			2020	2019
Name of subsidiary	Operations and Projects	Location	% Ownership	% Ownership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
Primero Empresa Minera, S.A de C.V.	San Dimas Silver/Gold Mine	Mexico	100%	100%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Del Toro Silver Mine	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	La Guitarra Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
FM Metal Trading (Barbados) Ltd.	Metals trading company	Barbados	100%	100%
FMS Trading AG	Metals trading company	Switzerland	100%	100%

28. KEY MANAGEMENT COMPENSATION

	Year Ended December 31,
	2020	2019
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$803	$790
Other members of key management	3,937	4,267
Share-based payments
Independent members of the Board of Directors	402	439
Other members of key management	2,646	2,975
	$7,788	$8,471

29. SUBSEQUENT EVENTS

Completion of Second Payment to First Mining for Acquisition of the Springpole Stream

On January 21, 2021, First Majestic completed its second payment of $7.5 million to First Mining for the acquisition of the Springpole Stream by paying $3.75 million in cash and issuing 287,300 common shares. The payment was due upon First Mining’s announcement on January 20, 2021 of its positive results of a Pre-Feasibility Study (“PFS”) for the Springpole Gold Project, located in northwestern Ontario, Canada. The PFS results support a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 67

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2020 which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 18, 2021 unless otherwise stated.

Company Overview

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and four mines currently in care and maintenance: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

2020 Annual Highlights

				Change
Key Performance Metrics	2020	2019	2018	‘20 vs ‘19
Operational
Ore Processed / Tonnes Milled	2,213,954	2,831,999	3,375,452	(22%)
Silver Ounces Produced	11,598,380	13,241,118	11,679,452	(12%)
Silver Equivalent Ounces Produced	20,379,010	25,554,288	22,243,071	(20%)
Cash Costs per Ounce (1)	$5.09	$5.16	$6.98	(1%)
All-in Sustaining Cost per Ounce (1)	$13.92	$12.64	$14.95	10%
Total Production Cost per Tonne (1)	$79.59	$75.05	$60.71	6%
Average Realized Silver Price per Ounce (1)	$21.15	$16.40	$15.53	29%

Financial (in $millions)
Revenues	$363.9	$363.9	$300.9	0%
Mine Operating Earnings (Loss)	$105.1	$66.2	($11.9)	59%
Earnings (Loss) before Income Taxes	$29.7	($39.0)	($263.0)	176%
Net Earnings (Loss)	$23.1	($40.5)	($204.2)	157%
Operating Cash Flows before Working Capital and Taxes	$107.3	$108.9	$61.6	(1%)
Cash and Cash Equivalents	$238.6	$169.0	$57.0	41%
Working Capital (1)	$254.4	$171.1	$108.1	49%

Shareholders
Earnings (Loss) per Share (“EPS”) - Basic	$0.11	($0.20)	($1.11)	154%
Adjusted EPS (1)	$0.18	$0.04	($0.21)	NM
Cash Flow per Share (1)	$0.50	$0.54	$0.34	(7%)

NM - Not meaningful

(1) The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 39 to 45 for a reconciliation of non-GAAP to GAAP measures.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 69

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Operational Highlights

Annual Production Summary	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	640,276	860,613	2,213,954
Silver Ounces Produced	1,692,761	3,505,953	11,598,380
Gold Ounces Produced	28,242	241	100,081
Silver Equivalent Ounces Produced	4,181,708	3,526,776	20,379,010
Cash Costs per Ounce(1)	5.81	$10.27	$5.09
All-in Sustaining Cost per Ounce(1)	$12.78	$12.43	$13.92
Total Production Cost per Tonne(1)	$78.44	$40.37	$79.59

(1) See “Non-GAAP measures”

• Annual silver production of 11,598,380 ounces, which achieved the top-end of the Company’s revised guidance range of 11.0 to 11.7 million ounces. Strong silver production from La Encantada and San Dimas in the second half of 2020 helped to offset some of the production losses during the Mexican national COVID-19 shutdowns in the second quarter of 2020.

• Annual gold production of 100,081 ounces, which was slightly below the Company’s revised guidance range of 106,000 to 112,000 ounces, primarily due to lower production rates at Santa Elena and lower gold grades at San Dimas in the second half of 2020.

• La Encantada achieved highest annual silver production since 2014 with 3.5 million ounces of silver produced during the year, representing a 14% increase from the prior year and beating the Company’s revised production guidance of 3.1 to 3.3 million silver ounces.

• Record consolidated silver recoveries of 88% during 2020, the highest in the Company’s 18-year history due primarily to the continued success with fine grinding technologies and mill modernizations.

• The impact of COVID-19 on business and operations:

• In compliance with the decree issued by the Mexican Ministry of Health on March 31, 2020, the Company temporarily suspended operations at its three operating mines during most of April and May (“COVID-19 Suspensions”). Operations resumed following the Mexican Government’s decision to allow the restart of mining activities on May 23, 2020.

• In order to accommodate COVID-19 related protocols, all mines have been operating with reduced workforce levels. Worker availability continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors to replace vulnerable workers.

• The Company continues to support its vulnerable workers with paid leave including base pay and medical services as needed. Vulnerable workers currently account for approximately 9% of the Company’s workforce at its three operating mines, an improvement from 18% at the end of the second quarter.

• Cash cost per ounce: Cash cost per payable silver ounce in the year was $5.09, a marginal decrease compared to the previous year. The decrease in cash cost was primarily due to cost savings from suspension of higher cost mines in 2019 and a 12% weaker Mexican Peso, partially offset by lower by-product credits and decrease in production attributed to the COVID-19 Suspensions in the second quarter, as well as higher mining contractor costs and COVID-19 related costs.

• All-in sustaining cost (“AISC”): AISC per payable silver ounce in 2020 was $13.92, compared to $12.64 in the previous year. The increase in AISC per ounce was primarily attributed to an increase in fixed overhead costs, such as general and administration expenses and annual workers participation benefits, being divided by 12% less silver ounces produced due to the required COVID-19 Suspensions.

Financial Highlights

• Robust cash position and liquidity: The Company ended the year with cash and cash equivalents of $238.6 million compared to $169.0 million at the end of the previous year, while working capital improved to $254.4 million compared to $171.1 million.

• Revenue: The Company generated annual revenues of $363.9 million in 2020, consistent with 2019 as lost production from COVID-19 Suspensions and worker availability were offset by a 29% increase in average realized silver price, which averaged $21.15 per ounce during the year compared to $16.40 in 2019.

• Mine operating earnings: During the year, the Company recognized mine operating earnings of $105.1 million compared to $66.2 million in 2019. The increase in mine operating earnings was primarily driven by higher margins attributed to higher silver and gold prices, as well as shifting a greater proportion of the Company’s production to its larger and lower cost operations.

• Net earnings: The Company recognized net earnings of $23.1 million (earnings per share of $0.11) in 2020 compared to net loss of $40.5 million (loss per share of $0.20) in 2019. Net loss in 2019 was primarily due to the $52.4 million after tax impairment on non-current assets taken in 2019.

• Adjusted earnings: Adjusted earnings (see “Non-GAAP Measures”), normalized for non-cash or unusual items such as COVID-19 standby costs, share- based payments and deferred income taxes for the year ended December 31, 2020 was $37.4 million ($0.18 per share), compared to adjusted earnings of $7.3 million ($0.04 per share) in 2019.

• Cash flow from operations: During the year, cash flow from operations before changes in working capital and income taxes was $107.3 million ($0.50 per share) compared to $108.9 million ($0.54 per share) in 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Corporate Development and Other

• Acquisition of Springpole Silver Stream from First Mining Gold Corp. (“First Mining”): On July 2, 2020, the Company completed an agreement with First Mining to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project (“Springpole Silver Stream”), a development stage mining project located in Ontario, Canada. Under the agreement, First Majestic agreed to pay First Mining total upfront consideration of $22.5 million in cash and shares, over three milestone payments, with ongoing payments of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2% commencing at the start of the third anniversary of production), as payable silver is delivered by First Mining. The Company made its initial payment of $10.0 million in the third quarter by paying $2.5 million in cash and $7.5 million by issuing 805,698 common shares to First Mining. In January 2021, the Company completed its second payment of $7.5 million to First Mining for the acquisition of the Springpole Stream by paying $3.75 million in cash and issuing 287,300 common shares. The payment was due upon First Mining’s announcement on January 20, 2021 of its positive results of the Pre-Feasibility Study (“PFS”) for the Springpole Gold Project, located in northwestern Ontario, Canada. The PFS results support a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life.

• Option Agreement with Silver Dollar Resources Inc. (“Silver Dollar”) for Sale of the La Joya Project: In August 2020, First Majestic entered into a five year option agreement which gives Silver Dollar the option to earn an initial 80% interest in the Company’s La Joya Project, following the exercise of which it may earn an additional 20% for an aggregate 100% interest within five years of executing the option agreement.

• To exercise its first option to acquire an 80% interest in the La Joya Project, Silver Dollar will pay the Company CAD$1.3 million in cash over four years, issue shares equal to 19.9% of Silver Dollar’s then-outstanding common shares within one year, incur CAD$1.0 million of exploration expenditures within the first five years, and grant First Majestic a 2% net smelter returns royalty. If Silver Dollar incurs the exploration expenditures within the first three years; however, First Majestic will waive CAD$600,000 of the remaining cash option payments.

• Silver Dollar may exercise its second option and acquire the remaining 20% (for an aggregate 100% interest) of the La Joya Project by providing notice to First Majestic within 30 days of earning the first 80% interest and issuing to First Majestic additional shares equal to 5% of Silver Dollar’s then-outstanding common shares.

• During the third quarter, the Company has received CAD$0.3 million in cash and 19.9% of Silver Dollar’s outstanding common shares or 5,146,401 common shares with a fair value of $6.9 million from Silver Dollar. After netting La Joya’s carrying value of $0.6 million, the Company recognized a gain of $6.5 million on the transaction.

• Divestiture of the Plomosas Silver Project In March 2020, the Company sold its Plomosas Silver Project to GR Silver Mining Ltd. (“GR Silver”) for total consideration of $1.7 million, consisting of 17,097,500 common shares of GR Silver with a fair value of $1.7 million on the measurement date, CAD$100,000 in cash and a 2% net smelter return royalty on the Plomosas Project with half of the NSR being subject to a buy-back option for CAD$1,000,000.

2020 Fourth Quarter Highlights

			Change		Change
Key Performance Metrics	2020-Q4	2020-Q3	Q4 vs Q3	2019-Q4	Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	625,332	655,920	(5%)	626,482	0%
Silver Ounces Produced	3,452,959	3,158,866	9%	3,348,424	3%
Silver Equivalent Ounces Produced	5,477,492	5,201,085	5%	6,233,412	(12%)
Cash Costs per Ounce (1)	$6.53	$2.49	162%	$3.73	75%
All-in Sustaining Cost per Ounce (1)	$15.92	$9.94	60%	$12.25	30%
Total Production Cost per Tonne (1)	$85.68	$71.56	20%	$78.62	9%
Average Realized Silver Price per Ounce (1)	$24.88	$22.58	10%	$17.46	43%

Financial (in $millions)
Revenues	$117.1	$125.9	(7%)	$96.5	21%
Mine Operating Earnings	$43.7	$48.0	(9%)	$23.9	82%
Net Earnings (Loss)	$34.5	$30.9	12%	($39.9)	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$48.2	$52.2	(8%)	$32.9	47%
Cash and Cash Equivalents	$238.6	$232.4	3%	$169.0	41%
Working Capital (1)	$254.4	$266.7	(5%)	$171.1	49%

Shareholders
Earnings (Loss) per Share (“EPS”) - Basic	$0.16	$0.14	8%	($0.19)	NM
Adjusted EPS (1)	$0.11	$0.12	(9%)	$0.00	NM
Cash Flow per Share (1)	$0.22	$0.24	(10%)	$0.16	36%

NM - Not meaningful

(1) See “Non-GAAP Measures”

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 71

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	208,648	168,276	248,408	625,332
Silver Ounces Produced	1,941,286	418,153	1,093,521	3,452,959
Gold Ounces Produced	19,980	6,294	69	26,343
Silver Equivalent Ounces Produced	3,477,061	901,630	1,098,800	5,477,492
Cash Costs per Ounce	$3.23	$11.69	$10.39	$6.53
All-in Sustaining Cost per Ounce	$10.09	$23.02	$12.37	$15.92
Total Production Cost per Tonne	$135.13	$86.32	$43.72	$85.68

Operational Highlights

• Total production in the fourth quarter was 5.5 million silver equivalent ounces, consisting of 3.5 million ounces of silver and 26,343 ounces of gold. Quarterly silver and gold production increased 9% and 2%, respectively, compared to the prior quarter.

• San Dimas achieved its highest quarterly silver production since the mine was acquired by First Majestic and produced 1.9 million ounces of silver and 19,980 ounces of gold, representing an increase of 16% and 9%, respectively, from the prior quarter.

• La Encantada reached its highest quarterly production since the second quarter of 2013 and produced 1.1 million silver ounces, representing a 12% increase from the prior quarter.

• Cash cost per ounce for the quarter was $6.53 per payable silver ounce, compared to $2.49 per ounce in the previous quarter. The increase in cash cost was primarily due to: higher gold by-product credits realized in the third quarter attributed to inventory that rolled over from the second quarter, which contributed an additional $7.4 million or $2.34 per ounce in by-product credits in the previous quarter; a 6% stronger Mexican Peso against the U.S. Dollar compared to the previous quarter; as well as higher COVID-19 related expenses.

• AISC per ounce in the fourth quarter was $15.92 per ounce compared to $9.94 per ounce in the previous quarter. The increase in AISC per ounce was primarily attributed to increase in cash cost per ounce, higher sustaining development and capital expenditure activities as the mines ramp up operations after the COVID-19 Suspensions.

• Project Updates:

• San Dimas Mill Modernization Project: A new contractor camp for over 100 workers is being constructed at San Dimas to support the high- intensity grinding (“HIG”) mill installation and plant modernization programs. Demolition work and new process piping runs have continued throughout the quarter, however, due to current COVID-19 restrictions the phase-1 HIG mill project completion date has been extended to the second half of 2021.

• Santa Elena’s Ermitaño Project: the Company completed approximately 923 metres of underground development during the quarter. The underground ventilation circuit, which ties together the West and East ramps, was completed at the end of November. On surface, the construction of the transmission power line and housing for the temporary diesel generators were completed. The diesel generators were delivered to site in early January and are currently undergoing installation.

• Santa Elena LNG Project: Liquefied Natural Gas (“LNG”) generators were successfully installed at Santa Elena’s new LNG power facility during the quarter and the project was approximately 90% complete at year end. Electromechanical activities such as the installation of the natural gas pipelines, cooling system, instrumentation and controls, plant safety infrastructure and connection of the main electric cables continued throughout the quarter. Dry-testing and commissioning activities have commenced and the power generation plant is expected to be fully operational in the second quarter of 2021 after completing the commissioning and ramp-up period.

• Exploration program in the fourth quarter expanded as the Company returned to normal operations resulting from the construction of additional camp facilities and the reduction of the COVID-19 pandemic restrictions. At the end of the fourth quarter, 25 exploration drill rigs were active across the Company’s mines and projects consisting of 12 rigs at San Dimas, seven rigs at Santa Elena, four rigs at La Encantada and two rigs at La Parrilla.

Financial Highlights

• In the fourth quarter, the Company generated revenues of $117.1 million compared to $96.5 million in the fourth quarter of 2019. The increase in revenues was attributed primarily to a 43% increase in average realized silver price, partially offset by a 13% decrease in silver equivalent ounces sold.

• The Company realized mine operating earnings of $43.7 million compared to $23.9 million in the fourth quarter of 2019. The increase in mine operating earnings was primarily attributed to higher metal prices.

• Net earnings for the quarter was $34.5 million (EPS of $0.16) compared to net loss of $39.9 million (EPS of ($0.19)) in the fourth quarter of 2019. The increase in net earnings was primarily attributed to a $52.4 million after-tax impairment loss taken in the fourth quarter of the prior year.

• Adjusted net earnings for the quarter, normalized for non-cash or unusual items such as unrealized gain or loss on mark-to-market adjustment of foreign currency derivatives and marketable securities, share-based payments, impairment of non-current assets and deferred income taxes for the quarter ended December 31, 2020, was $24.2 million (Adjusted EPS of $0.11) compared to adjusted net earnings of $0.3 million (Adjusted EPS of $0.00) in the fourth quarter of 2019.

• Cash flow generated by operations before movements in working capital and income taxes in the quarter was $48.2 million ($0.22 per share) compared to $32.9 million ($0.16 per share) in the fourth quarter of 2019.

• Cash and cash equivalents at December 31, 2020 increased to record levels of $238.6 million and working capital was $254.4 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

2021 Production Outlook And Cost Guidance Update

This section provides management’s production outlook and cost guidance for 2021. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production and other external factors.

The Company expects 2021 production from its three operating mines to range between 12.5 to 13.9 million ounces of silver and 100,000 to 112,000 ounces of gold for total production (with gold credits converted to silver ounces) of between 20.6 to 22.9 million silver equivalent ounces. Based on the midpoint of the guidance range the Company expects a 14% increase in silver production and a 7% increase in total production when compared to 2020. The expected increases are primarily due to higher throughputs and silver grades at San Dimas and having a full year of production following Mexico’s two month national shutdown in 2020, offset by a lower silver to gold ratio which impacts the calculation of conversion to silver equivalent ounces.

A mine-by-mine breakdown of the 2021 production guidance is included in the table below. Effective 2021, the Company is adjusting its cost guidance and future reporting to reflect cash costs and all-in sustaining cost per ounce (“AISC”) on a per silver equivalent payable ounce basis compared to previous disclosure of only silver payable ounces. For 2021, the Company is using an 80:1 silver to gold ratio compared to a 100:1 silver to gold ratio in its revised 2020 guidance. Metal price and foreign currency assumptions for calculating equivalents are: silver $22.50/oz, gold $1,800/oz, USD:MXN 20:1.

Guidance for 2021

				Cash Costs	AISC per
Mine	Silver Oz (M)	Gold Oz (K)	Silver Eqv Oz (M)	per AgEq Oz ($)	AgEq Oz ($)*
San Dimas	7.1 – 8.0	72 – 80	12.9 – 14.4	7.94 – 8.43	11.36 – 12.23
Santa Elena	2.0 – 2.2	29 – 32	4.3 – 4.8	12.93 – 13.71	16.49 – 17.68
La Encantada	3.4 – 3.7	–	3.4 – 3.7	11.20 – 11.89	13.72 – 14.70
Consolidated	12.5 – 13.9	100 – 112	20.6 – 22.9	$9.52 – $10.10	$14.81 – $15.99

*Certain amounts shown may not add exactly to the total amount due to rounding differences.

*Cash Cost and AISC is a non-GAAP measure. Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $1.74 to $1.94 per payable silver equivalent ounce. The Company calculates consolidated AISC in the manner set out in the table below.

The Company is projecting its 2021 AISC to be within a range of $14.81 to $15.99 on a per consolidated payable silver equivalent ounce basis. Excluding non-cash items, the Company anticipates its 2021 AISC to be within a range of $14.17 to $15.29 per payable silver equivalent ounce. An itemized AISC cost table is provided below:

FY 2021
All-In Sustaining Cost Calculations (1)	($/AgEq oz)
Total Cash Costs per Payable Silver Equivalent Ounce (2)	9.52 – 10.10
General and Administrative Costs	1.10 – 1.23
Sustaining Development Costs	1.37 – 1.53
Sustaining Property, Plant and Equipment Costs	1.04 – 1.16
Sustaining Exploration Costs	0.02 – 0.03
Workers Participation Costs	0.74 – 0.82
Lease Payments	0.37 – 0.42
Share-based Payments (non-cash)	0.52 – 0.58
Accretion of Reclamation Costs (non-cash)	0.12 – 0.13
All-In Sustaining Costs:	$14.81 – $15.99
All-In Sustaining Costs: (excluding non-cash items)	$14.17 – $15.29

1. AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.

2. Total cash cost per payable silver equivalent ounce includes estimated royalties and 0.5% mining environmental fee of $0.11 per payable silver equivalent ounce.

Ermitaño Development and Construction Remain Key Focus in 2021

Since its initial discovery in 2016, the high-grade Ermitaño project has been a priority exploration project for the Company. Located four kilometres east of the existing Santa Elena mill facility, the project has the potential to add significant mine life to the Santa Elena operation.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 73

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Since 2016, the Company has completed approximately 72,270 metres of diamond drilling on the property. The Company is planning to release a Preliminary Economic Assessment (“PEA”) and updated Resource statement for Ermitaño, with an effective cut-off date of December 31, 2020, by the end of the first quarter of 2021. Furthermore, the Company is currently conducting hydrogeological and geotechnical drilling and testing which will be used as key study work for a planned Pre-Feasibility Study (“PFS”) on the project. The PFS is expected to be released in the second half of 2021 and will define initial Reserves, production rates, costs and estimated life of mine for the Ermitaño project.

In 2021, the Company has budgeted a total of $42.1 million to be invested at Ermitaño to prepare for initial limited mine ore production in the second half of 2021 followed by production ramp up in early 2022. Procurement for the underground mobile mining fleet is expected to occur in the first half of 2021. The Company expects to begin initial test block mining at Ermitaño by mid-2021 to assess the geotechnical conditions, subject to delineation drilling results, and extract approximately 30,000 to 60,000 tonnes of ore material to be used for industrial metallurgical testing purposes. In addition, blending and batching test work is expected to be completed by mid-year to determine the ideal processing procedure to apply at the Santa Elena processing plant.

Investing for Future Growth

In 2021, the Company plans to invest a total of $168.4 million on capital expenditures consisting of $55.7 million for sustaining investments and $112.7 million for expansionary projects (including $42.1 million on the Ermitaño project). This represents a 35% increase compared to the Company’s 2020 capital expenditures (a 15% increase excluding the Ermitaño project) and is aligned with the Company’s future growth strategy of investments in fine grinding technology, processing plant modernizations, mine development and to prepare the Ermitaño project for production in early 2022.

The 2021 annual budget includes: total capital investments of $75.9 million to be spent on underground development; $49.8 million towards property, plant and equipment; $27.6 million in exploration; and $15.1 million towards corporate innovation projects. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.

The Company plans to increase underground development in 2021 to approximately 47,000 metres compared to 38,504 metres completed in 2020. The 2021 development program consists of approximately 27,800 metres at San Dimas; 8,800 metres at Santa Elena; 4,600 metres at La Encantada; and 5,800 metres at the Ermitaño project near Santa Elena. This year-over-year increase is primarily due to the return to normal operating levels following the two-month national shutdown in the second quarter of 2020 and increased ore development within existing mines. In addition, higher development rates are planned at the Ermitaño project in order to prepare the mine for initial production in early 2022.

The Company also plans to increase exploration drilling in 2021 to approximately 184,150 metres compared to 156,244 metres completed in 2020. The 2021 drilling program will consist of approximately 104,000 metres at San Dimas with infill and step out holes focusing on near mine and brownfield targets in the West, Central, and Tayoltita blocks; 37,600 metres at Santa Elena with near mine, brownfield and greenfield holes continuing to test the Main, America and Alejandra veins and new targets north and south of the mine area; 14,550 metres at La Encantada with infill and step out holes testing the potential of several near mine and brownfield targets; 13,900 metres at the Ermitaño project intended to increase resource confidence and add new mineral resources; and 7,600 metres at Del Toro and 6,500 metres at La Parrilla intended to test new brownfield and greenfield targets identified through generative exploration in 2020.

Mr. Ramon Mendoza Reyes, Vice President of Technical Services for First Majestic, is a “Qualified Person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview Of Operating Results

Selected Production Results for the Past Eight Quarters

		2020				2019
PRODUCTION HIGHLIGHTS	Q4	Q3	Q2(4)	Q1	Q4(3)	Q3(1)(2)	Q2	Q1
Ore processed/tonnes milled
San Dimas	208,648	189,918	114,390	200,109	182,265	173,679	172,368	163,264
Santa Elena	168,276	204,577	89,590	177,834	196,640	229,094	229,761	219,941
La Encantada	248,408	261,425	129,579	221,200	221,049	191,926	207,421	269,611
San Martin	—	—	—	—	—	—	39,213	62,148
La Parrilla	—	—	—	—	—	33,439	61,544	72,551
Del Toro	—	—	—	—	26,528	27,829	26,587	25,138
Consolidated	625,332	655,920	333,559	599,142	626,482	655,967	736,896	812,654
Silver equivalent ounces produced
San Dimas	3,477,061	3,125,662	2,395,633	3,672,169	3,516,117	3,502,102	3,641,139	3,172,270
Santa Elena	901,630	1,091,026	595,651	1,593,400	1,592,397	1,859,170	1,461,345	1,403,364
La Encantada	1,098,800	984,397	514,092	929,487	991,856	891,205	492,957	723,699
San Martin	—	—	—	—	—	—	271,450	421,091
La Parrilla	—	—	—	—	—	258,683	420,712	441,095
Del Toro	—	—	—	—	133,042	125,557	122,879	112,158
Consolidated	5,477,492	5,201,085	3,505,376	6,195,057	6,233,412	6,636,716	6,410,483	6,273,677
Silver ounces produced
San Dimas	1,941,286	1,678,075	1,102,931	1,677,376	1,658,721	1,639,481	1,603,016	1,404,454
Santa Elena	418,153	502,375	222,100	550,133	619,321	632,216	596,872	587,195
La Encantada	1,093,521	978,416	509,544	924,472	987,630	885,627	489,194	720,959
San Martin	—	—	—	—	—	—	224,056	331,539
La Parrilla	—	—	—	—	—	135,420	202,698	219,485
Del Toro	—	—	—	—	82,752	74,997	77,729	67,757
Consolidated	3,452,959	3,158,866	1,834,575	3,151,980	3,348,424	3,367,740	3,193,566	3,331,388
Cash cost per payable silver ounce
San Dimas	$3.23	($1.50)	$3.77	$3.08	$0.74	$2.28	$1.64	$0.93
Santa Elena	$11.69	$0.85	$15.10	$2.12	($1.40)	($7.24)	$4.28	$2.81
La Encantada	$10.39	$10.14	$9.38	$10.77	$10.12	$10.72	$16.57	$12.60
San Martin	$—	$—	$—	$—	$—	$—	$16.52	$11.35
La Parrilla	$—	$—	$—	$—	$—	$16.27	$14.13	$16.58
Del Toro	$—	$—	$—	$—	$28.62	$29.83	$27.29	$27.20
Consolidated	$6.53	$2.49	$6.73	$5.16	$3.73	$3.83	$6.84	$6.34
All-in sustaining cost per payable silver ounce
San Dimas	$10.09	$4.09	$13.04	$9.02	$7.41	$7.30	$8.49	$5.65
Santa Elena	$23.02	$6.37	$24.71	$6.03	$3.66	($5.17)	$7.73	$6.37
La Encantada	$12.37	$12.11	$11.60	$13.31	$12.67	$12.67	$18.87	$13.72
San Martin	$—	$—	$—	$—	$—	$—	$21.15	$15.67
La Parrilla	$—	$—	$—	$—	$—	$28.81	$21.61	$25.62
Del Toro	$—	$—	$—	$—	$38.84	$39.77	$36.33	$35.89
Consolidated	$15.92	$9.94	$18.57	$12.99	$12.25	$10.76	$14.76	$12.91
Production cost per tonne
San Dimas	$135.13	$120.60	$129.67	$126.33	$127.19	$135.71	$142.42	$122.17
Santa Elena	$86.32	$71.44	$74.50	$81.04	$68.77	$57.78	$58.88	$56.53
La Encantada	$43.72	$36.04	$36.80	$43.82	$43.92	$47.86	$38.29	$32.71
San Martin	$—	$—	$—	$—	$—	$—	$109.51	$80.39
La Parrilla	$—	$—	$—	$—	$—	$89.40	$75.96	$76.78
Del Toro	$—	$—	$—	$—	$106.99	$98.98	$91.89	$95.06
Consolidated	$85.68	$71.56	$78.78	$82.41	$78.62	$78.87	$77.93	$66.65

(1) La Parrilla was placed on temporary suspension effective September 2, 2019.

(2) San Martin was placed on temporary suspension effective July 1, 2019 due to a growing insecurity in the area and safety concerns for our workforce. The re-opening date is contingent on security conditions in the region and cannot be determined at this time.

(3) Del Toro’s mining and milling operations were placed on temporary suspension effective January 1, 2020 to improve overall operating cash flows while focusing on an expanded drill program in the area.

(4) In response to the COVID-19 pandemic, the Mexican Ministry of Health issued a decree requiring non-essential businesses, including mining, to temporarily suspend activities until May 23, 2020. As a result, production and costs were adversely affected during the quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Operating Results – Consolidated Operations

							Change	Change
CONSOLIDATED	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Q4 vs Q3	‘20 vs ‘19

Ore processed/tonnes milled	625,332	655,920	333,559	599,142	2,213,954	2,831,999	(5%)	(22%)
Average silver grade (g/t)	194	170	193	185	184	169	14%	9%
Average gold grade (g/t)	1.37	1.27	1.52	1.74	1.46	1.54	7%	(5%)
Silver recovery (%)	89%	88%	89%	89%	88%	86%	1%	2%
Gold recovery (%)	96%	96%	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	3,452,959	3,158,866	1,834,575	3,151,980	11,598,380	13,241,118	9%	(12%)
Gold ounces produced	26,343	25,771	15,764	32,202	100,081	134,580	2%	(26%)
Pounds of lead produced	—	—	—	—	—	7,935,566	0%	(100%)
Pounds of zinc produced	—	—	—	—	—	3,691,100	0%	(100%)
Silver Equivalent Ounces Produced	5,477,492	5,201,085	3,505,376	6,195,057	20,379,010	25,554,288	5%	(20%)

Cost
Cash cost per payable silver ounce	$6.53	$2.49	$6.73	$5.16	$5.09	$5.16	162%	(1%)
All-In sustaining costs per ounce	$15.92	$9.94	$18.57	$12.99	$13.92	$12.64	60%	10%
Total production cost per tonne	$85.68	$71.56	$78.78	$82.41	$79.59	$75.05	20%	6%

Underground development (m)	12,004	9,575	4,666	10,888	38,504	54,517	25%	(29%)
Diamond drilling (m)	57,147	46,516	10,250	40,458	156,244	204,371	23%	(24%)

The Impact of COVID-19 on Business and Operations

In compliance with the decree issued by the Mexican Ministry of Health on March 31, 2020, the Company temporarily suspended operations at its three operating mines during most of April and May (“COVID-19 Suspensions”). Operations resumed following the Mexican Government’s decision to allow the restart of mining activities on May 23, 2020 contingent on the government approving sanitary control plans for each operations.

In order to accommodate COVID-19 related protocols, all mines have been operating with reduced workforce levels. Worker availability continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors to replace vulnerable workers.

The Company continues to support its vulnerable workers with paid leave including base pay and medical services as needed. “Vulnerable employees” as defined by the Mexican Ministry of Health consists of any of the following list of conditions including: anyone 60 years of age or older and workers with pre-existing conditions or compromised immune systems. Vulnerable workers currently account for approximately 9% of the Company’s workforce at its three operating mines. The Company is also supporting local communities by sponsoring health professionals, medical equipment, personal protective equipment, medicine and health supplements.

During the fourth quarter, the Company constructed and advanced Polymerase Chain Reaction (“PCR”) laboratory test facility in the city of Durango and partnered with a test labs at Hermosillo, Sonora to speed up COVID-19 testing capabilities at its mine sites. Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

Production

During the year, the Company produced 20.4 million silver equivalent ounces, consisting of 11.6 million ounces of silver and 100,081 ounces of gold. Silver production achieved the top-end of the Company’s revised guidance range of 11.0 to 11.7 million ounces. Strong silver production from La Encantada and San Dimas in the second half of 2020 helped to offset some of the production losses during the Mexican national COVID-19 shutdowns in the second quarter of 2020. Gold production was slightly below the Company’s guidance range of 106,000 to 112,000 ounces, primarily due to lower production rates at Santa Elena and lower gold grades at San Dimas in the second half of 2020.

Consolidated silver recoveries achieved a record of 88% during the year, the highest in the Company’s 18-year history due primarily to the continued success with fine grinding technologies and mill modifications.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In the fourth quarter, total production was 5.5 million silver equivalent ounces, consisting of 3.5 million ounces of silver and 26,343 ounces of gold. Quarterly silver and gold production increased 9% and 2%, respectively, compared to the prior quarter.

Despite COVID-19 related challenges, San Dimas and La Encantada both achieved significant milestones during the fourth quarter:

• San Dimas achieved its highest quarterly silver production since the mine was acquired by First Majestic and produced 1.9 million ounces of silver and 19,980 ounces of gold, representing an increase of 16% and 9%, respectively, from the prior quarter; and

• La Encantada reached its highest quarterly production since the second quarter of 2013 and produced 1.1 million silver ounces, representing a 12% increase from the prior quarter.

Consolidated silver grades in the quarter averaged 194 g/t compared to 170 g/t in the previous quarter and consolidated gold grades averaged 1.37 g/t compared to 1.27 g/t in the prior quarter. Consolidated silver and gold recoveries averaged 89% and 96%, respectively, consistent with the previous quarter. La Encantada continues to achieve higher recoveries as a result of improved blending procedures of stockpiles and processing ore with low manganese content.

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per payable silver ounce in the year was $5.09, a slight decrease compared to the previous year. The decrease in cash cost was primarily due to cost savings from suspension of higher cost mines in 2019 and a 12% weaker Mexican Peso, partially offset by lower by-product credits and decrease in production attributed to the COVID-19 Suspensions in the second quarter, as well as higher mining contractor costs and COVID-19 related costs.

AISC per payable silver ounce in 2020 was $13.92, compared to $12.64 in the previous year. The increase in AISC per ounce was primarily attributed to an increase in fixed overhead costs, such as general and administration expenses and annual workers participation benefits, being divided by 12% less silver ounces produced due to the required COVID-19 Suspensions.

Cash cost per payable silver ounce for the quarter was $6.53 per payable silver ounce, compared to $2.49 per ounce in the previous quarter. The increase in cash cost was primarily due to higher gold by-product credits realized in the third quarter attributed to inventory that rolled over from the second quarter, which contributed an additional $7.4 million or $2.34 per ounce in by-product credits in the previous quarter, a 6% stronger Mexican Peso against the U.S. Dollar compared to the previous quarter, as well as higher COVID-19 related expenses.

AISC per payable silver ounce in the fourth quarter was $15.92 per ounce compared to $9.94 per ounce in the previous quarter. The increase in AISC per payable silver ounce was primarily attributed to increase in cash cost per ounce, higher sustaining development and capital expenditure activities as the mines restarted major capital projects after the COVID-19 Suspensions.

Development and Exploration

In 2020, the Company completed 38,504 metres of underground development and 156,244 metres of diamond drilling, a decrease of 29% and 24%, respectively, compared to the previous year. At the end of the year, 25 exploration drill rigs were active across the Company’s mines and projects consisting of 12 at San Dimas, seven at Santa Elena, four at La Encantada and two at La Parrilla.

The 2020 exploration program primarily included completion of 87,659 metres in 259 drill holes at San Dimas, 16,323 metres in 74 holes at Santa Elena, 16,250 metres in 48 holes at Ermitaño and 18,611 metres in 61 holes at La Encantada. In addition, the Company completed 18,971 metres of regional drilling in 50 holes, including 6,560 metres of greenfield drilling in 21 holes at Santa Elena’s Los Hernandez project and 10,224 metres of brownfield drilling in 19 holes at La Parrilla.

The 2021 drilling program is planned to consist of 192,900 metres including approximately 84,750 metres at San Dimas intended to add new mineral resources with a focus on the West, Central, and Tayoltita blocks; 30,500 metres at Santa Elena to continue exploring the Main, Alejandra Bajo and America veins, and to test greenfield targets around Los Hernandez; 15,000 metres at the Ermitaño project intended to increase resource confidence and add new mineral resources; 21,200 metres at La Encantada with an emphasis on exploring the mineral potential of several brownfield targets; and 22,450 metres at Del Toro and 19,000 metres at La Parrilla intended to test near mine, brownfield, and greenfield targets.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 77

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

							Change	Change
San Dimas	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Q4 vs Q3	‘20 vs ‘19

Total ore processed/tonnes milled	208,648	189,918	114,390	200,109	713,064	691,576	10%	3%
Average silver grade (g/t)	309	290	318	280	297	305	7%	(3%)
Average gold grade (g/t)	3.10	3.11	3.38	3.44	3.24	4.08	0%	(21%)
Silver recovery (%)	94%	95%	94%	93%	94%	93%	(1%)	1%
Gold recovery (%)	96%	96%	97%	96%	96%	96%	0%	0%

Production
Silver ounces produced	1,941,286	1,678,075	1,102,931	1,677,376	6,399,667	6,305,672	16%	1%
Gold ounces produced	19,980	18,268	12,042	21,308	71,598	87,424	9%	(18%)
Silver equivalent ounces produced	3,477,061	3,125,662	2,395,633	3,672,169	12,670,526	13,831,627	11%	(8%)

Cost
Cash cost per ounce	$3.23	($1.50)	$3.77	$3.08	$2.04	$1.41	NM	45%
All-In sustaining costs per ounce	$10.09	$4.09	$13.04	$9.02	$8.75	$7.26	147%	21%
Total production cost per tonne	$135.13	$120.60	$129.67	$126.33	$127.91	$131.90	12%	(3%)

Underground development (m)	8,454	7,111	3,488	7,100	26,154	24,021	19%	9%
Diamond drilling (m)	26,537	30,004	9,031	22,087	87,659	76,467	(12%)	15%

NM - Not meaningful

2020 vs. 2019

In 2020, San Dimas produced 6,399,667 ounces of silver and 71,598 ounces of gold for a total production of 12,670,526 equivalent silver ounces, an 8% decrease compared to 13,831,627 silver equivalent ounces in 2019. The mill processed a total of 713,064 tonnes compared to 691,576 tonnes in the previous year. Strong silver production from San Dimas in the second half of 2020 helped to offset some of the production losses resulting from the national COVID-19 shutdowns which occurred in the second quarter of 2020.

During 2020, silver and gold grades averaged 297 g/t and 3.24 g/t, respectively, compared to 305 g/t and 4.08 g/t in the previous year. Silver and gold recoveries averaged 94% and 96%, respectively, which were consistent with 2019.

During the year, cash cost per payable silver ounce averaged $2.04 compared to $1.41 per ounce in 2019. AISC averaged $8.75 per ounce in 2020 compared to $7.26 per ounce in 2019. The increase was primarily attributed to higher union costs, mining contractor costs to replace vulnerable workers, COVID-19 related medical and supplies expenditures, as well as lower by-product credits due to the reduction in gold produced, partially offset by a 12% weaker Mexican Peso against the U.S. Dollar compared to the previous year.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. (“Wheaton” or “WPM”) which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio was revised to 90:1 on April 1, 2020 and reverted to 70:1 on October 14, 2020 after the average gold to silver price ratio over a six month period fell back below 90:1. During the year ended December 31, 2020, the Company delivered 38,604 ounces (2019 - 44,667 ounces) of gold to WPM at $610 (2019 - $604) per ounce.

During the year, a total of 26,154 metres of underground development and 87,659 metres of diamond drilling were completed compared to 24,021 metres and 76,467 metres, respectively, in the prior year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

2020 Q4 vs. 2020 Q3

During the fourth quarter, San Dimas produced a total of 3,477,061 silver equivalent ounces compared to 3,125,662 silver equivalent ounces in the prior quarter. The mine recorded its highest quarterly silver production under First Majestic’s ownership which produced 1,941,286 ounces of silver and 19,980 ounces of gold representing an increase of 16% and 9%, respectively compared to the prior quarter.

The mill processed a total of 208,648 tonnes with average silver and gold grades of 309 g/t and 3.10 g/t, respectively, compared to 189,918 tonnes milled with average silver and gold grades of 290 g/t and 3.11 g/t in the previous quarter. The Central Block and Sinaloa Graben areas contributed approximately 72% and 24%, respectively, of the total production during the quarter.

Silver and gold recoveries averaged 94% and 96%, respectively, during the quarter which were consistent with the prior quarter.

In the fourth quarter, cash cost per ounce was $3.23 per ounce compared to negative $1.50 per ounce in the prior quarter. The increase in cash cost was primarily due to higher gold by-product credits realized in the third quarter attributed to the sale of withheld metal inventory from the second quarter, an increase in mining contractor costs and productivity bonus as a result of increase in throughput during the quarter.

AISC for the quarter was $10.09 per ounce compared to $4.09 per ounce in the prior quarter. The increase in AISC was primarily due to the increase in cash cost per ounce, as well as accelerated mine development investments during the quarter.

A total of 8,454 metres of underground development in the fourth quarter, compared to 7,111 metres in the prior quarter. Rehabilitation efforts on six kilometres of underground rail-car tracks inside the Tayoltita mine was mostly completed during the quarter. Initial production from the Tayoltita mine began in June and is expected to ramp-up to more than 200 tpd in 2021.

During the fourth quarter, three surface drills and nine underground drills completed 26,537 metres compared to 30,004 metres in the prior quarter. Drilling in the fourth quarter was focused in the Central, Sinaloa and Tayoltita Blocks and one regional project.

The Company is expecting to release an updated NI 43-101 Technical Report on San Dimas by the end of the first quarter of 2021.

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions totaling over 102,244 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

							Change	Change
SANTA ELENA	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Q4 vs Q3	‘20 vs ‘19

Total ore processed/tonnes milled	168,276	204,577	89,590	177,834	640,276	875,435	(18%)	(27%)
Underground tonnes
Tonnes milled	105,591	133,108	58,223	125,529	422,451	542,085	(21%)	(22%)
Average silver grade (g/t)	113	109	109	130	116	131	4%	(11%)
Average gold grade (g/t)	1.58	1.49	1.70	2.48	1.84	2.31	6%	(20%)
Heap leach tonnes
Tonnes milled	62,685	71,469	31,366	52,305	217,826	333,351	(12%)	(35%)
Average silver grade (g/t)	33	34	32	36	34	37	(3%)	(8%)
Average gold grade (g/t)	0.61	0.61	0.62	0.73	0.64	0.66	0%	(3%)
Silver recovery (%)	93	93	92	94	93	91	0%	2%
Gold recovery (%)	96	95	95	96	96	95	1%	1%

Production
Silver ounces produced	418,153	502,375	222,100	550,133	1,692,761	2,435,604	(17%)	(30%)
Gold ounces produced	6,294	7,428	3,677	10,842	28,242	45,119	(15%)	(37%)
Silver equivalent ounces produced	901,630	1,091,026	595,651	1,593,400	4,181,708	6,316,277	(17%)	(34%)

Cost
Cash cost per ounce	$11.69	$0.85	$15.10	$2.12	$5.81	($0.51)	NM	NM
All-In sustaining costs per ounce	$23.02	$6.37	$24.71	$6.03	$12.78	$3.02	NM	NM
Total production cost per tonne	$86.32	$71.44	$74.50	$81.04	$78.44	$60.23	21%	30%

Underground development (m)	2,663	1,273	606	1,940	7,851	8,241	109%	(5%)
Diamond drilling (m)	16,994	10,308	802	9,474	39,451	56,141	65%	(30%)

NM - Not meaningful

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 79

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

2020 vs. 2019

In 2020, Santa Elena produced 1,692,761 ounces of silver and 28,242 ounces of gold for a total production of 4,181,708 silver equivalent ounces, a 34% decrease compared to 6,316,277 silver equivalent ounces in 2019. The mill processed a total of 640,276 tonnes compared to 875,435 tonnes in the previous year. Production was affected primarily due to the national COVID-19 shutdowns which occurred in the second quarter of 2020, as well as lost productivity attributed to operating under limited workforce levels throughout most of the second half of the year.

Silver and gold grades from underground ore averaged 116 g/t and 1.84 g/t, respectively, compared to 131 g/t and 2.31 g/t in the previous year. Silver recoveries improved from 91% in 2019 to 93% this year while gold recoveries remained consistent at 96%. The increase in recoveries was primarily attributed to a full year of milling from the HIG mill that was successfully put into operation in the third quarter of 2019.

During the year, cash cost per silver equivalent ounce averaged $5.81 compared to negative $0.51 per ounce in 2019 while AISC averaged $12.78 per silver equivalent ounce compared to $3.02 per ounce in the previous year. The increase was primarily attributed to 34% lower production, a decrease in by-product credits, higher mining contractor costs to replace vulnerable workers and increase in COVID-19 related expenditures such as camp site and medical supplies costs.

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the year ended December 31, 2020, the Company delivered 5,697 ounces of gold to Sandstorm at an average price of $463 per ounce.

During the year, a total of 7,851 metres of underground development and 39,451 metres of diamond drilling were completed, including 2,292 metres of underground development at the Ermitaño project near Santa Elena in advance of production ramp up scheduled for early 2022.

2020 Q4 vs. 2020 Q3

During the fourth quarter, Santa Elena produced 901,630 silver equivalent ounces, consisting of 418,153 ounces of silver and 6,294 ounces of gold, representing a decrease of 17% and 15%, respectively compared to the prior quarter.

The mine processed a total of 168,276 tonnes during the quarter, consisting of 105,591 tonnes from the underground mine ore and 62,685 tonnes from the above ground heap leach pad, a decrease of 18% compared to 204,577 total tonnes in the prior quarter. The decrease in tonnes was primarily due to having limited contractor and equipment availability during the quarter. The Company expects mine and plant production to return to normal operating rates by the second quarter of 2021 following improvements in underground ore haulage and increased production at the Main, Alejandra Bajo and America veins.

During the quarter, silver and gold grades from underground ore averaged 113 g/t and 1.58 g/t, respectively, compared to 109 g/t and 1.49 g/t, respectively in the prior quarter. Above ground heap leach pad averaged 33 g/t and 0.61 g/t respectively during the quarter and where consistent comparing to the prior quarter.

Silver and gold recoveries averaged 93% and 96%, respectively, during the quarter. The Company continues to advance the SAG mill circuit conversion at Santa Elena and anticipates the mill modifications to be commissioned in the third quarter of 2021. Lower operating costs are expected to be achieved once the mill is fully upgraded due to having lower power requirements compared to a standard ball mill as well as a reduction in reagent and grinding media consumption.

Cash cost in the fourth quarter was $11.69 per ounce compared to $0.85 per ounce in the previous quarter. The increase in cash cost was primarily attributed to higher gold by-product credits realized in the third quarter attributed to the sale of withheld metal inventory from the second quarter, which contributed an additional $3.2 million or $6.28 per ounce in by-product credits during the third quarter, an increase in COVID-19 related expenditures such as camp site and medical supplies costs as well as the decrease in production.

AISC for the quarter was $23.02 per ounce compared to $6.37 per ounce in the prior quarter. The increase is primarily attributed to $10.84 per ounce increase in cash cost and a 67% increase in mine development metres, divided over a 17% decrease in silver ounces produced.

The LNG generators were successfully installed at Santa Elena’s new LNG power facility during the quarter and the project was approximately 90% complete at year end. Electromechanical activities such as the installation of the natural gas pipelines, cooling system, instrumentation and controls, plant safety infrastructure and connection of the main electric cables continued throughout the quarter. Dry-testing and commissioning activities have commenced and the power generation plant is expected to be fully operational in the second quarter of 2021 after completing the commissioning and ramp-up period. The LNG power facility is expected to significantly reduce energy costs and carbon emissions going forward.

In the fourth quarter, a total of 2,663 metres of development at Santa Elena compared to 1,273 metres in the previous quarter.

At the Ermitaño project near Santa Elena, the Company completed approximately 923 metres of underground development during the quarter. The underground ventilation circuit, which ties together the West and East ramps, was completed at the end of November. On surface, the construction of the transmission power line and housing for the temporary diesel generators were completed. The land use permit (ETJ) was also received in January 2021 thus completing full permitting of the Ermitaño project.

During the fourth quarter, five surface drills and three underground drills completed 7,791 metres compared to 7,269 metres in the previous quarter. Drilling in the quarter was directed towards near mine and greenfield targets. In addition, the Company completed 9,203 metres of exploration drilling at the Ermitaño project during the quarter.

The Company is expecting to release an updated NI 43-101 Technical Report on Santa Elena by the end of the first quarter of 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via a mostly-paved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

							Change	Change
LA ENCANTADA	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Q4 vs Q3	‘20 vs ‘19

Ore processed/tonnes milled	248,408	261,425	129,579	221,200	860,613	890,008	(5%)	(3%)
Average silver grade (g/t)	172	152	158	165	162	146	13%	11%
Silver recovery (%)	80%	77%	78%	79%	78%	74%	4%	5%

Production
Silver ounces produced	1,093,521	978,416	509,544	924,472	3,505,953	3,083,410	12%	14%
Gold ounces produced	69	76	45	52	241	190	(9%)	27%
Silver equivalent ounces produced	1,098,800	984,397	514,092	929,487	3,526,776	3,099,717	12%	14%

Cost
Cash cost per ounce	$10.39	$10.14	$9.38	$10.77	$10.27	$11.89	2%	(14%)
All-In sustaining costs per ounce	$12.37	$12.11	$11.60	$13.31	$12.43	$13.90	2%	(11%)
Total production cost per tonne	$43.72	$36.04	$36.80	$43.82	$40.37	$40.06	21%	1%

Underground development (m)	888	1,191	572	1,024	3,674	5,444	(25%)	(33%)
Diamond drilling (m)	8,101	5,528	417	4,565	18,611	17,739	47%	5%

2020 vs. 2019

In 2020, La Encantada recorded its highest annual silver production since 2014. During the year, La Encantada produced 3,505,953 ounces of silver and 241 ounces of gold for a total of 3,526,776 silver equivalent ounces, an increase of 14% compared to 3,099,717 silver equivalent ounces in 2019. The increase was primarily due to an 11% increase in silver head grade and a 5% increase in silver recovery, partially offset by a 3% decrease in tonnes milled.

Silver recoveries averaged 78% during the year, compared to 74% in 2019, marking its highest annual recovery rate in the Company’s history as a result of improved blending procedures of stockpiles and processing ore with low manganese content.

Silver grades during the year averaged 162 g/t, an increase of 11% compared to 146 g/t in 2019. The improvement in the grade was driven by higher grades from San Javier and La Prieta.

During the year, cash cost per ounce averaged $10.27 compared to $11.89 per ounce in 2019, and AISC averaged $12.43 per ounce in 2020 compared to $13.90 per ounce in 2019. The decrease was primarily attributed to higher production, a 12% weaker Mexican Peso against the U.S. Dollar compared to the previous year, which was partially offset by higher COVID-19 related medical supplies costs.

A total of 3,674 metres of underground development and 18,611 metres of diamond drilling were completed in 2020 compared to 5,444 metres of underground development and 17,739 metres of diamond drilling in the prior year.

2020 Q4 vs. 2020 Q3

During the quarter, La Encantada produced 1,093,521 silver ounces, representing a 12% increase in production compared to the previous quarter and the highest silver quarterly production since the second quarter of 2013. Silver grades and recoveries during the quarter averaged 172 g/t and 80%, respectively, compared to 152 g/t and 77%, respectively, in the previous quarter.

Strong production from the San Javier and La Prieta caving areas contributed approximately 81% of the total silver production during the quarter. Caving production benefited from higher than expected grades and tonnage during the quarter.

Cash cost and AISC for the quarter were $10.39 and $12.37 per ounce, respectively, consistent with $10.14 and $12.11 per ounce in the previous quarter.

The mill modernization project designed to improve processing efficiencies had some installation delays throughout 2020 due to the impacts caused by the COVID-19 pandemic. As a result, the project is expected to continue into 2021 with the installation of new scrubbers for the foundry, main gear replacement and new impellers for two thickener tanks, filter press upgrades and improvements to the electrical control room.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 81

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

A total of 888 metres of underground development were completed in the fourth quarter compared to 1,191 metres in the prior quarter. During the quarter, ramp development continued to access the Milagros breccia to prepare the mine for initial sub-level caving production in 2021.

During the fourth quarter, one surface drill and three underground drills completed 8,101 metres of drilling compared to 5,528 metres in the previous quarter. Drilling in the quarter was directed towards near mine targets.

The Company is expecting to release an updated NI 43-101 Technical Report on La Encantada by the end of the first quarter of 2021.

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, metallurgical pilot plant, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been temporarily suspended since September 2019. The Company is currently using the La Parrilla mill and its ISO Certified Laboratory on site as a research and development facility while continuing the exploration in the district.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,130 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Effective January 2020, the Company has temporarily suspended Del Toro’s mining and milling operations in order to improve overall operating cash flows and profit margins while focusing on the exploration program in the area. The exploration program will include drilling to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in mineral economics to justify a restart.

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area and safety concerns for our workforce. The Company continues to work with government authorities to secure the area and is evaluating alternative operating plans. The re-opening date is contingent on economics and security conditions in the region and cannot be determined at this time.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping, de-watering of the underground mine and water treatment continue.

Springpole Silver Stream, Ontario, Canada

On July 2, 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project (“Springpole Silver Stream”), a development stage mining project located in Ontario, Canada. Pursuant to the agreement, First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Transaction consideration paid and payable by First Majestic is summarized as follows:

• The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares) was paid to First Mining on July 2, 2020;

• The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares) was paid in on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and

• The third payment consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price) will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

Overview Of Financial Performance

For the quarters ended December 31, 2020 and 2019 (in thousands of dollars, except for per share amounts):

	Fourth Quarter 2020	Fourth Quarter 2019	Variance %
Revenues	$117,075	$96,476	21%	(1)
Mine operating costs
Cost of sales	58,008	55,033	5%	(2)
Depletion, depreciation and amortization	15,399	17,502	(12%)	(3)
	73,407	72,535	1%

Mine operating earnings	43,668	23,941	82%

General and administrative expenses	7,205	7,644	(6%)
Share-based payments	2,227	1,907	17%
Mine holding costs	7,017	4,409	59%	(4)
Impairment of non-current assets	—	58,739	(100%)	(5)
Foreign exchange loss	(2,424)	(1,947)	24%
Operating earnings	29,643	(46,811)	NM
Fair value adjustment on foreign currency derivatives	3,880	—	100%	(6)
Investment and other (loss) income	(2,333)	1,475	NM	(7)
Finance costs	(3,717)	(3,940)	(6%)
Earnings (loss) before income taxes	27,473	(49,276)	NM
Current income tax expense	4,115	10,487	61%
Deferred income tax recovery	(11,187)	(19,817)	44%
Income tax recovery	(7,072)	(9,330)	24%	(8)
Net earnings (loss) for the period	$34,545	($39,946)	NM	(9)

Earnings (loss) per share (basic)	$0.16	($0.19)	NM	(9)
Earnings (loss) per share (diluted)	$0.15	($0.19)	NM	(9)

NM - Not meaningful

1. Revenues in the quarter increased 21% compared to the same quarter of the previous year primarily attributed to:

• a 43% increase in realized silver price per ounce sold, which averaged $24.88 during the quarter compared to $17.46 in the fourth quarter of 2019, resulting in a $32.5 million increase in revenues;

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Partially offset by:

• a 13% decrease in payable equivalent silver ounces sold compared to the same quarter of the prior year, resulting in a $12.0 million decrease in revenues.

2. Cost of sales in the quarter increased 5% or $3.0 million compared to the same quarter of the previous year as a result of the following factors:

• a $4.0 million increase in labour costs, primarily due to the temporary use of mining contractors to replace vulnerable workers as well as an increase in workers participation benefits and productivity bonus due to negotiated bonus agreements with the San Dimas union;

Partially offset by:

• a $1.0 million decrease due to reclassification of San Martin’s standby costs from cost of sales to mine holding cost effective January 1, 2020.

3. Depletion, depreciation and amortization in the quarter decreased $2.1 million or 12% compared to the same quarter of the previous year, primarily attributed to planned suspension of operating activities at the Del Toro, La Parrilla and San Martin mines, as well as a decrease in depletion, depreciation and amortization at La Encantada due to impairment recognized in the previous year.

4. Mine holding costs increased by $2.6 million compared to the same quarter of 2019, primarily due to planned suspension of operating activities at the Del Toro mine on January 1, 2020 as well as the reclassification of San Martin’s standby costs from cost of sales to mine holding costs effective January 1, 2020.

5. Impairment on non-current assets: In the fourth quarter of the prior year, the Company recorded an impairment charge of $58.7 million, or $52.4 million net of tax, in relation to the La Encantada mine.

6. Fair value adjustment on foreign currency derivatives of $3.9 million gain in the fourth quarter relates to mark-to-market adjustments on the Company’s foreign currency derivatives, which have been fully settled as at December 31, 2020. The Company utilizes these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

7. Investment and other income for the quarter decreased $3.8 million compared to the same quarter of 2019 primarily due to a $2.4 million unrealized loss on investment in marketable securities in the current quarter compared to a $1.5 million unrealized gain in the prior year.

8. During the quarter, the Company recorded an income tax recovery of $7.1 million compared to $9.3 million in the fourth quarter of 2019. The decrease in income tax recovery was attributed primarily to a $6.3 million deferred tax recovery recognized in the previous year in relation to impairment on non-current assets, net of foreign exchange impact on the Company’s Mexican Peso denominated future income tax liability balances.

9. As a result of the foregoing, net earnings for the quarter was $34.5 million (EPS of $0.16) compared to a net loss of $39.9 million (EPS of ($0.19)) in the same quarter of the prior year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

For the years ended December 31, 2020, 2019 and 2018 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2020	2019	2018	20 vs ‘19

Revenues	$363,876	$363,944	$300,929	0%	(1)
Mine operating costs
Cost of sales	194,305	232,146	219,162	(16%)	(2)
Cost of sales - standby costs	10,112	—	—	100%	(3)
Depletion, depreciation and amortization	54,405	65,584	93,667	(17%)	(4)
	258,822	297,730	312,829	(13%)

Mine operating earnings (loss)	105,054	66,214	(11,900)	59%

General and administrative	24,855	26,800	21,428	(7%)
Share-based payments	8,255	8,325	7,375	(1%)
Impairment of non-current assets	—	58,739	199,688	(100%)	(5)
Acquisition costs	—	—	4,893	0%
Mine holding costs	21,583	7,579	2,109	NM	(6)
Loss on divestiture of exploration projects	3,685	—	—	100%	(7)
Foreign exchange loss (gain)	6,319	(3,243)	1,874	NM
Operating earnings (loss)	40,357	(31,986)	(249,267)	NM
Fair value adjustment on foreign currency derivatives	(982)	—	—	100%
Investment and other income	5,127	8,109	(744)	(37%)	(8)
Finance costs	(14,773)	(15,147)	(13,036)	(2%)
Earnings (loss) before income taxes	29,729	(39,024)	(263,047)	NM
Current income tax expense	9,966	16,423	2,148	(39%)
Deferred income tax recovery	(3,324)	(14,973)	(61,031)	78%
Income tax expense (recovery)	6,642	1,450	(58,883)	NM	(9)
Net earnings (loss) for the year	$23,087	($40,474)	($204,164)	NM	(10)

Earnings (loss) per share (basic and diluted)	$0.11	($0.20)	($1.11)	NM	(10)

NM - Not meaningful

1. Revenues in the year ended December 31, 2020 was consistent with the previous year, primarily due to the following offsetting factors:

• a 29% increase in realized silver price per ounce sold, which averaged $21.15 during the year compared to $16.40 in the prior year, resulting in a $71.5 million increase in revenues;

• a $2.1 million decrease in smelting and refining charges due to less ounces sold and lower treatment charges for doré production;

Partially offset by:

• a 20% decrease in silver equivalent ounces sold compared to the previous year resulting in a $73.7 million decrease in revenue. The decrease in production was primarily attributed to the temporary COVID-19 Suspension and units operating with limited workforce levels.

2. Cost of sales in the year decreased $37.8 million or 16% compared to 2019 as a result of the following factors:

• a $39.5 million cost reduction relates to planned suspension of operating activities at the Company’s higher cost operations including Del Toro and La Parrilla during 2019; and

• a decrease in production costs due to reduction in operational days pursuant to the temporary COVID-19 Suspension during the second quarter,

• cost benefits from a weaker Mexican Peso against the U.S. Dollar, which averaged 12% lower than the previous year;

Partially offset by:

• a $5.2 million increase in workers participation benefits and productivity bonus due to negotiated union bonus agreements and higher profitability margins during the year.

3. Standby costs in the year were primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines during the temporary COVID-19 Suspensions, as well as $2.0 million incurred during a 13-day union work stoppage at San Dimas during the second quarter of 2020.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 85

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

4. Depletion, depreciation and amortization in the year decreased $11.2 million or 17% compared to the previous year primarily attributed to planned suspension of operating activities at the Del Toro, La Parrilla and San Martin mines.

5. Impairment on non-current assets: In 2019, the Company recorded an impairment charge of $58.7 million, or $52.4 million net of tax, in relation to the La Encantada mine.

6. Mine holding costs for the year increased $14.0 million compared to the previous year due to a full year of suspension of operating activities at the Del Toro, La Parrilla and San Martin mines which were placed on planned suspension in the second half of 2019.

7. Loss on divestiture of exploration projects of $3.7 million during the year relates to $10.2 million loss on the sale of the Plomosas project to GR Silver Mining Ltd. in March 2020, partially offset by $6.5 million gain on the arrangement to option the La Joya project to Silver Dollar Resources Inc. in September 2020.

8. Fair value adjustment on foreign currency derivatives of $1.0 million loss during the year relates to mark-to-market adjustments on the Company’s foreign currency derivatives, which have been fully settled as at December 31, 2020. The Company utilizes these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

9. During the year ended December 31, 2020, the Company recorded an income tax expense of $6.6 million, compared to an income tax expense of $1.5 million in 2019. The increase in income tax expense was primarily driven by increase in operating earnings, a $6.3 million deferred tax recovery recognized in the previous year in relation to impairment on non-current assets, and the foreign exchange impact on the Company’s Mexican Peso denominated future income tax liability balances.

10. As a result of the foregoing, net earnings for the year ended December 31, 2020 was $23.1 million (EPS of $0.11), compared to a loss of $40.5 million (EPS of ($0.20)) in the prior year.

Summary of Quarterly Results

The following table presents selected financial information for each of the most recent eight quarters:

	2020				2019
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$117,075	$125,881	$34,855	$86,065	$96,476	$96,989	$83,669	$86,810
Cost of sales	$58,008	$60,275	$26,187	$49,835	$55,033	$54,994	$62,772	$59,347
Cost of sales - standby costs	$—	$—	$9,166	$946	$—	$—	$—	$—
Depletion, depreciation and amortization	$15,399	$17,573	$7,264	$14,169	$17,502	$14,181	$16,691	$17,210
Mine operating earnings (loss)	$43,668	$48,033	($7,762)	$21,115	$23,941	$27,814	$4,206	$10,253
Net earnings (loss) after tax	$34,545	$30,946	($9,968)	($32,436)	($39,946)	$8,559	($11,967)	$2,880
Earnings (loss) per share - basic	$0.16	$0.14	($0.05)	($0.15)	($0.19)	$0.04	($0.06)	$0.01
Earnings (loss) per share - diluted	$0.15	$0.14	($0.05)	($0.15)	($0.19)	$0.04	($0.06)	$0.01

During the fourth quarter of 2020, mine operating earnings were $43.7 million compared to $48.0 million in the previous quarter. The decrease in mine operating earnings was primarily due to the third quarter sale of withheld inventories from the second quarter. During the quarter, the Company also recognized a foreign exchange gain of $2.4 million compared to a loss of $5.3 million in the previous quarter. As a result, net earnings for the quarter was $34.5 million compared to $30.9 million in the previous quarter.

Liquidity, Capital Resources and Contractual Obligations

Liquidity

As at December 31, 2020, the Company had cash and cash equivalents of $238.6 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $6.4 million held in-trust for tax audits in Mexico, the Company’s cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at December 31, 2020 was $254.4 million compared to $171.1 million at December 31, 2019. Total available liquidity at December 31, 2020 was $319.4 million (see page 45), including $65.0 million of undrawn revolving credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following table summarizes the Company’s cash flow activity during the year:

	Year Ended December 31,
	2020	2019
Cash flow
Cash generated by operating activities	$79,713	$140,025
Cash used in investing activities	(127,115)	(116,934)
Cash generated by financing activities	116,574	87,680
Increase in cash and cash equivalents	$69,172	$110,771
Effect of exchange rate on cash and cash equivalents held in foreign currencies	397	1,225
Cash and cash equivalents, beginning of the year	169,009	57,013
Cash and cash equivalents, end of year	$238,578	$169,009

The Company’s cash flows from operating, investing and financing activities during the year ended December 31, 2020 are summarized as follows:

• Cash generated by operating activities of $79.7 million, primarily due to:

• $107.3 million in operating cash flows from operating activities before movements in working capital and taxes;

net of:

• $22.8 million in net change in non-cash working capital items during the period, including $27.5 million increase in VAT receivables, $4.3 million increase in inventories, net of $10.8 million decrease in trade and other payables; and

• $4.8 million in income taxes paid during the period.

• Cash used in investing activities of $127.1 million, primarily related to:

• $68.6 million spent on mine development and exploration activities;

• $43.3 million spent on purchase of property, plant and equipment; and

• $13.8 million spent on deposits on non-current assets.

• Cash provided by financing activities of $116.6 million, primarily consists of the following:

• $126.1 million of net proceeds from prospectus offerings;

• $14.0 million of net proceeds from the exercise of stock options; and

net of:

• $10.0 million net repayment of debt facility;

• $7.7 million on repayment of lease obligations;

• $4.2 million payment of financing costs; and

• $1.7 million on repurchase of shares.

Reconciliation on Use of Proceeds from Prospectus Offerings

At-the-Market Distributions (“ATM”) Programs

During the year ended December 31, 2020, the Company sold 5,654,338 common shares under the ATM programs at an average price of $12.31 for gross proceeds of $69.6 million, or net proceeds of $67.9 million after costs. The primary business objectives that the Company expected to use the net proceeds for was for general working capital purposes, for expansion of existing operations, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. The use of proceeds from the amount raised in the current year is reconciled as follows:

Gross Proceeds:	$67,892
Use of Proceeds:
Offering expenses	1,709
Mine development	20,487
Mine exploration	25,880
General working capital	19,816
$67,892

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 87

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Prospectus Offering

In September 2020, the Company completed a bought deal prospectus offering to sell 5,000,000 common shares at a price of $11.82 (CAD$15.60) per common share for gross proceeds of $59.1 million (CAD$78.1 million), or net proceeds of $58.3 million after costs. The use of net proceeds from the offering is reconciled as follows:

Use of Proceeds:	Intended	Actual	Variance
Offering expenses	$742	$853	$111
Ermitaño expansion(1)	10,606	11,335	729
La Encantada plant upgrades(2)	2,576	1,712	(864)
Santa Elena plant upgrades(3)	5,833	4,747	(1,086)
San Dimas plant upgrades(4)	11,591	4,331	(7,260)
Working capital and general purposes	27,742	36,112	8,370
	$59,090	$59,090	$—

(1) Development for the Ermitaño expansion was accelerated during the fourth quarter and the intended proceeds were used in 2020.

(2) Plant upgrades at La Encantada consist of installation of a new HIG mill and mill modernization and are estimated to be complete in the first half of 2022. The remaining balance of proceeds are expected to be expended in 2021 and 2022.

(3) Plant upgrades at Santa Elena consist of installation of HIG mill, AG conversion and dual circuit optimization which are all expected to be complete in the second half of 2021 and installation of a new LNG plant which is expected to be complete in the first quarter of 2021. The remaining balance of proceeds are expected to be expended in 2021.

(4) Plant upgrades at San Dimas consist of mill modernization, which is expected to be complete in the first half of 2022, and assembly and installation of the new HIG mill which is expected to be completed in the second quarter of 2021, followed by commissioning in the fourth quarter of 2021. The remaining balance of proceeds are expected to be expended in 2021 and 2022.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2020 and 2019, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at December 31, 2020, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$76,002	$76,002	$—	$—	$—
Debt facilities	174,082	13,180	160,902	—	—
Lease liabilities	16,520	4,557	6,562	4,692	709
Other liabilities	5,406	—	—	—	5,406
Purchase obligations and commitments	50,541	45,541	5,000	—	—
	$322,551	$139,280	$172,464	$4,692	$6,115

At December 31, 2020, the Company had working capital of $254.4 million (2019 – $171.1 million) and total available liquidity of $319.4 million (2019 – $226.2 million), including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Management of Risks and Uncertainties

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2020, value added taxes (“VAT”) receivable was $56.9 million (2019 - $29.6 million), of which $37.9 million (2019 - $14.2 million) relates to Primero Empresa Minera, S.A. de C.V. (“PEM”). Servicio de Administración Tributaria (“SAT”) has not been responsive to VAT refund requests by PEM nor provided any legal basis for withholding these VAT receivables. The Company believes that it has full legal rights to these VAT refunds and expects the amounts to be refunded in the future. As at December 31, 2020, VAT receivables totaling $15.3 million are currently being pursued in Mexican Courts. Due to the uncertain timeline associated with recovery of these amounts, the Company reclassified such amounts as non-current assets though, in the Company’s opinion, such amounts are currently due and payable to the Company.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	December 31, 2020
						Net assets	Effect of +/-
	Cash and cash	Trade and other	Value added	Other financial	Trade and other	(liabilities)	10% change in
	equivalents	receivables	taxes receivable	assets	payables	exposure	currency
Canadian dollar	$75,958	$74	$—	$10,140	($3,133)	$83,039	$8,304
Mexican peso	8,369	—	53,201	—	(42,763)	18,807	1,881
	$84,327	$74	$53,201	$10,140	($45,896)	$101,846	$10,185

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

	December 31, 2020
	Effect of +/-	10% change in	metal prices
	Silver	Gold	Total
Metals in doré inventory	$104	226	$330
	$104	$226	$330

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 89

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company’s operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the ongoing situation concerning COVID-19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company’s business could be materially adversely affected by the effects of the COVID-19 pandemic. As at the date of this MD&A, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Although quarantines have been lifted in many jurisdictions, certain jurisdictions that have previously lifted quarantines have been required to re-impose them. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID-19 has resulted in a widespread global health crisis that has adversely affected global economies and financial markets and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company’s future prospects.

In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

On March 24, 2020, the Mexican federal government implemented a decree imposing certain preventive measures aimed at mitigating the impact of COVID-19. The decree temporarily suspended certain activities relating to physical gatherings and the transit or movement of individuals and was subsequently amended to restrict access and require the closure of the Company’s mines from April 3, 2020. On May 13, 2020, the Mexican government officially confirmed that mining was deemed essential and operations were permitted to restart on May 18, 2020. On May 23, 2020, Mexican government authorized the Company to restart its mining operations, however, there can be no guarantee that the decree will not be amended in the future to impose more severe measures or restrictions or that state governments in those jurisdictions in which the Company’s facilities are located will not pass similar decrees reducing or preventing access to the Company’s facilities, potentially causing disruption or closure of one or more of the Company’s mines.

As a result of the temporary closures of its facilities the Company experienced loss of production at its facilities during the second and third financial quarters of 2020. As at early November, the Company’s three operating mines had returned to normal operations. Worker availability is a challenge but has been gradually improving and is being mitigated by increasing the use of temporary workers and contractors. The Company is in the process of constructing Polymerase Chain Reaction (“PCR”) laboratory test facilities on site at San Dimas and partnering with test labs at Santa Elena to speed up COVID-19 testing capabilities at its mine sites. Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

There is no guarantee that the Company will not experience significant disruptions to or additional closures of some or all of its active mining operations due to COVID-19 restrictions in the future. Any such disruptions or closures could have a material adverse effect on the Company’s production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by the COVID-19 crisis which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. Any long term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The impact of COVID-19 and government responses thereto may also continue to have a material impact on financial Company’s ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its results of operations. markets and could constrain the business, financial condition and

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings

When Primero Mining Corp. (“Primero”) acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPM, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing PEM’s effort to vigorously defend the validity of its APA. If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $219.2 million (4,373 million MXN), before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments (the “Reassessments”) for the 2010 to 2012 tax years in the total amount of $246.6 million (4,919 million MXN) inclusive of interest, inflation, and penalties. The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT (“Dismissals”) in May 2020. The Company believes that the

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 91

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Dismissals have no legal basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters (“Federal Court”), which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney’s Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court precedents. As a result, on May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent initiated a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:

(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and

(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors reviewed the written reasons and are of the view that the Federal Court’s decision is flawed both due to SAT’s procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. The Company is unable to provide any certainty as to the outcome or timing of such challenge. No tax is payable under the Reassessments while such challenges are in process.

Based on the Company’s assessments with third party advisors, the Company believes Primero filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $7.8 million (155.5 million MXN) and $6.3 million (126.6 million MXN), respectively. The key items relate to a forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

Other Financial Information

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million, an average price of CAD$8.56 per share, through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Off-Balance Sheet Arrangements

At December 31, 2020, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project (see “Corporate Development Highlights”). First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the year ended December 31, 2020.

Outstanding Share Data

As at February 17, 2021, the Company has 222,660,666 common shares issued and outstanding.

Accounting Policies, Judgments And Estimates

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. During the year ended December 31, 2020, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2019.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2020

Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2021, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Non-GAAP Measures

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 93

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, “costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives”. Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Effective January 1, 2021, the Company is transitioning its cost reporting from Cost per Payable Silver Ounce to Cost per Payable Silver Equivalent Ounce (“AgEq Oz”) basis. Management believes the change to using Payable AgEq Oz will provide management and investors with an improved ability to evaluate operating performance of the Company, as it eliminates volatility in Cash Cost and AISC per ounce due to market volatility in silver and gold prices as well as timing of by-product credit sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

	Three Months Ended December 31, 2020
(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$12,669	$4,461	$3,106	$20,236
Milling cost	6,028	6,308	4,573	16,909
Indirect cost	9,497	3,757	3,183	16,437
Total production cost (A)	$28,194	$14,526	$10,862	$53,582
Add: transportation and other selling cost	433	134	160	784
Add: smelting and refining cost	471	107	241	819
Add: environmental duty and royalties cost	425	97	141	665
Total cash cost before by-product credits (B)	$29,523	$14,864	$11,404	$55,850
Deduct gold by-product credits (C)	($23,256)	($9,981)	($93)	($33,328)
Total cash cost (D = B - C)	$6,267	$4,883	$11,311	$22,522
Workers’ participation	3,103	55	87	3,245
General and administrative expenses	—	—	—	6,727
Share-based payments	—	—	—	2,227
Accretion of decommissioning liabilities	149	78	125	623
Sustaining capital expenditures	9,999	3,636	1,298	17,507
Operating lease payments	58	963	646	2,024
All-In Sustaining Costs (E)	$19,576	$9,615	$13,467	$54,875
Payable silver ounces produced (F)	1,940,315	417,735	1,089,147	3,447,196
Payable silver equivalent ounces produced (G)	3,475,323	900,729	1,094,268	5,470,319
Tonnes milled (H)	208,648	168,276	248,408	625,332

Cash cost per payable silver ounce, before by-product credits (B/F)	$15.22	$35.58	$10.47	$16.20
Cash cost per payable silver ounce (D/F)	$3.23	$11.69	$10.39	$$6.53
AISC per payable silver ounce (E/F)	$10.09	$23.02	$12.37	$15.92
Production cost per tonne (A/H)	$135.13	$86.32	$43.72	$85.68

Cash cost per payable AgEq Oz (B/G)	$8.49	$16.50	$10.42	$10.21
AISC per payable AgEq Oz ((E+C)/G)	$12.32	$21.76	$12.39	$16.12

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 95

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(expressed in thousands of U.S. Dollars, except ounce and	Three Months Ended December 31, 2019

	San Dimas	Santa Elena	La Encantada	Del Toro	Consolidated
per ounce amounts)
Mining cost	$9,803	$4,410	$2,653	$964	$17,830
Milling cost	4,664	6,486	4,394	705	16,249
Indirect cost	8,714	2,629	2,661	1,169	15,173
Total production cost (A)	$23,182	$13,524	$9,708	$2,838	$49,252
Add: transportation and other selling cost	317	81	83	52	641
Add: smelting and refining cost	448	162	203	138	951
Add: environmental duty and royalties cost	202	127	34	7	370
Total cash cost before by-product credits (B)	$24,149	$13,894	$10,028	$3,035	$51,214
Deduct by-product credits attributed to:
Gold by-product credits	(22,895)	(14,759)	(74)	3	(37,725)
Lead by-product credits	—	—	—	(788	(795)
Zinc by-product credits	—	—	—	—	(50)
Total by-product credits (C)	($22,895)	($14,759)	($74)	($785	($38,570)
Total cash cost (D = B - C)	$1,254	($865)	$9,954	$2,250	$12,644
Workers’ participation	1,930	59	78	45	2,413
General and administrative expenses	—	—	—	—	7,230
Share-based payments	—	—	—	—	1,907
Accretion of decommissioning liabilities	186	52	148	55	603
Sustaining capital expenditures	8,879	2,818	1,645	679	15,090
Operating lease payments	57	205	637	25	1,198
All-In Sustaining Costs (E)	$12,306	$2,269	$12,462	$3,054	$41,085
Payable silver ounces produced (F)	1,657,891	618,702	983,680	78,614	3,338,887
Payable silver equivalent ounces produced (G)	3,514,359	1,590,805	987,779	123,491	6,216,434
Tonnes milled (H)	182,265	196,640	221,049	26,528	626,482

Cash cost per payable silver ounce, before by-product credits (B/F)	$14.55	$22.46	$10.19	$38.60	$15.33
Cash cost per payable silver ounce (D/F)	$0.74	($1.40)	$10.12	$28.62	$3.73
AISC per payable silver ounce (E/F)	$7.41	$3.66	$12.67	$38.84	$12.25
Production cost per tonne (A/H)	$127.19	$68.77	$43.92	$106.99	$78.62

Cash cost per payable AgEq Oz (B/G)	$6.86	$8.73	$10.15	$24.58	$8.23
AISC per payable AgEq Oz ((E+C)/G)	$10.01	$10.70	$12.69	$31.09	$12.81

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

	Year Ended December 31, 2020
(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$40,662	$15,952	$9,597	$66,211
Milling cost	19,318	23,187	15,335	57,840
Indirect cost	31,232	11,088	9,813	52,133
Total production cost (A)	$91,212	$50,227	$34,746	$176,185
Add: transportation and other selling cost	1,224	397	425	2,288
Add: smelting and refining cost	1,604	434	749	2,800
Add: environmental duty and royalties cost	1,278	395	337	2,010
Total cash cost before by-product credits (B)	$95,318	$51,453	$36,257	$183,283
Deduct by-product credits attributed to:
Gold by-product credits	(82,252)	(41,630)	(382)	(124,264)
Lead by-product credits	—	—	—	(74)
Deduct gold by-product credits (C)	($82,252)	($41,630)	($382)	($124,338)
Total cash cost (D = B - C)	$13,066	$9,823	$35,875	$58,945
Workers’ participation	13,663	206	377	14,245
General and administrative expenses	—	—	—	22,977
Share-based payments	—	—	—	8,255
Accretion of decommissioning liabilities	565	295	477	2,362
Sustaining capital expenditures	28,361	10,033	4,112	49,003
Operating lease payments	291	1,252	2,573	5,349
All-In Sustaining Costs (E)	$55,946	$21,609	$43,414	$161,136
Payable silver ounces produced (F)	6,396,467	1,691,068	3,491,929	11,579,464
Payable silver equivalent ounces produced (G)	12,664,191	4,177,527	3,512,127	20,353,844
Tonnes milled (H)	713,064	640,276	860,613	2,213,954

Cash cost per payable silver ounce, before by-product credits (B/F)	$14.90	$30.43	$10.38	$15.83
Cash cost per payable silver ounce (D/F)	$2.04	$5.81	$10.27	$5.09
AISC per payable silver ounce (E/F)	$8.75	$12.78	$12.43	$13.92
Production cost per tonne (A/H)	$127.91	$78.44	$40.37	$79.59

Cash cost per payable AgEq Oz (B/G)	$7.53	$12.32	$10.32	$9.00
AISC per payable AgEq Oz ((E+C)/G)	$10.91	$15.14	$12.47	$14.03

(1) Production costs in the year ended December 31, 2020 exclude standby costs related to COVID-19 Suspensions at San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million), as well as the 13-day union work stoppage at San Dimas ($2.0 million).

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 97

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(expressed in thousands of U.S. Dollars, except ounce	Twelve Months Ended December 31, 2019
	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
and per ounce amounts)
Mining cost	$39,230	$17,922	$8,374	$3,390	$5,097	$3,621	$77,633
Milling cost	20,568	25,473	18,139	3,210	4,671	2,734	74,796
Indirect cost	31,420	9,330	9,141	2,690	3,467	4,070	60,118
Total production cost (A)	$91,219	$52,725	$35,654	$9,290	$13,235	$10,425	$212,548
Add: transportation and other selling cost	1,138	258	302	85	558	178	2,737
Add: smelting and refining cost	1,234	526	670	142	1,812	508	4,892
Add: environmental duty and royalties cost	739	472	102	52	45	27	1,437
Total cash cost before by-product credits (B)	$94,330	$53,981	$36,728	$9,569	$15,650	$11,138	$221,614
Deduct by-product credits attributed to:
Gold by-product credits	(85,468)	(55,211)	(197	(2,105)	(42)	(6)	(143,029)
Lead by-product credits	—	—	—	—	(3,997)	(2,991)	(6,988)
Zinc by-product credits	—	—	—	—	(3,517)	—	(3,517)
Total by-product credits (C)	($85,468)	($55,211)	($197	($2,105)	($7,556)	($2,997)	($153,534)
Total cash cost (D = B - C)	$8,862	($1,230)	$36,531	$7,464	$8,094	$8,141	$68,080
Workers’ participation	7,552	209	313	489	244	99	9,036
General and administrative expenses	—	—	—	—	—	—	25,164
Share-based payments	—	—	—	—	—	—	8,325
Accretion of decommissioning liabilities	744	207	591	237	282	219	2,409
Sustaining capital expenditures	28,378	7,842	4,546	2,091	4,937	2,322	51,203
Operating lease payments	221	318	701	112	99	99	2,397
All-In Sustaining Costs (E)	$45,757	$7,346	$42,682	$10,393	$13,656	$10,880	$166,614
Payable silver ounces produced (F)	6,302,519	2,433,169	3,071,077	555,039	519,311	288,073	13,169,187
Payable silver equivalent ounces produced (G)	13,824,712	6,309,961	3,086,895	691,780	999,117	457,850	25,370,314
Tonnes milled (H)	691,576	875,435	890,008	101,362	167,535	106,083	2,831,999

Cash cost per payable silver ounce, before by- product credits (B/F)	$14.97	$22.19	$11.96	$17.24	$30.14	$38.66	$16.83
Cash cost per payable silver ounce (D/F)	$1.41	($0.51)	$11.89	$13.45	$15.59	$28.26	$5.16
AISC per payable silver ounce (E/F)	$7.26	$3.02	$13.90	$18.73	$26.29	$37.77	$12.64
Production cost per tonne (A/H)	$131.90	$60.23	$40.06	$91.65	$78.99	$98.29	$75.05

Cash cost per payable AgEq Oz (B/G)	$6.82	$8.55	$11.90	$13.83	$15.66	$24.33	$8.74
AISC per payable AgEq Oz ((E+C)/G)	$9.49	$9.91	$13.89	$18.07	$21.23	$30.31	$12.62

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Revenues as reported	$117,075	$96,476	$363,876	$363,944
Add back: smelting and refining charges	819	950	2,800	4,891
Gross revenues	117,894	97,426	366,676	368,835
Less: Sandstorm gold revenues	(580)	(1,078)	(2,636)	(4,200)
Less: Wheaton gold revenues	(7,056)	(6,969)	(23,541)	(26,994)
Gross revenues, excluding Sandstorm, Wheaton (A)	$110,258	$89,379	$340,499	$337,641

Payable equivalent silver ounces sold	5,319,935	6,125,349	19,614,393	24,509,434
Less: Payable equivalent silver ounces sold to Sandstorm	(81,319)	(200,479)	(499,931)	(789,783)
Less: Payable equivalent silver ounces sold to Wheaton	(807,046)	(804,896)	(3,016,658)	(3,126,715)
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	4,431,570	5,119,974	16,097,804	20,592,936

Average realized price per ounce of silver sold (A/B)(1)	$24.88	$17.46	$21.15	$16.40
Average market price per ounce of silver per COMEX	$24.44	$17.33	$21.72	$16.20

(1) Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Operating Cash Flows before Working Capital and Taxes	$48,224	$32,875	$107,343	$108,915
Weighted average number of shares on issue - basic	221,463,289	205,753,770	213,879,622	201,615,489
Cash Flow per Share	$0.22	$0.16	$0.50	$0.54

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 99

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes certain non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net earnings (loss) as reported	$34,545	($39,946)	$23,087	($40,474)
Adjustments for non-cash or unusual items:
Deferred income tax recovery	(11,187)	(19,817)	(3,324)	(14,973)
Share-based payments	2,227	1,907	8,255	8,325
Loss (gain) from investment in derivatives and marketable securities	2,445	(243)	(1,973)	(1,765)
Unrealized (gain) loss on foreign currency derivatives	(3,880)	—	982	—
Recovery of mineral inventory	—	(355)	(443)	(2,578)
Impairment of non-current assets	—	58,739	—	58,739
Standby costs related to COVID-19 Suspension	—	—	7,162	—
Loss on divestiture of exploration projects	—	—	3,685	—
Adjusted net earnings	$24,150	285	37,431	7,274
Weighted average number of shares on issue - basic	221,463,289	205,753,770	213,879,622	201,615,489
Adjusted EPS	$0.11	$0.00	$0.18	$0.04

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	December 31, 2020	December 31, 2019
Current Assets	$356,046	$242,979
Less: Current Liabilities	(101,626)	(71,853)
Working Capital	$254,420	$171,126
Available Undrawn Revolving Credit Facility	65,000	55,031
Available Liquidity	$319,420	$226,157

Management’s Report on Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

• maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

• provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of December 31, 2020.

The Company’s independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated February 18, 2021 on the Company’s internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission.

During the year ended December 31, 2020, the Company implemented social distancing protocols to have majority of its corporate office and site administrative staff to work remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Statements

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward- looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward- looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward- looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

FIRST MAJESTIC SILVER 2020 ANNUAL REPORT 101

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS

Keith Neumeyer

President, Chief Executive Officer & Director

@keith_neumeyer

Steven Holmes, MBA, BSc, MNEng.

Chief Operating Officer

Raymond Polman, B.Sc., CPA, CA

Chief Financial Officer

Sophie Hsia, LL.B., B.C.L., LL.M.

General Counsel

Connie Lillico, BA

Corporate Secretary

Douglas Penrose, B.COMM., CPA, CA 1,3

Chairman & Director

Robert McCallum, B.SC., P.ENG. 1,2

Director

Marjorie Co, B.SC., LLB, MBA 1,2,3

Director

Ana Lopez, BA, LLB, CEC 2,3

Director

Thomas Fudge Jr., P.E., P.Eng. (ret)

Director

Jean des Rivières, P.Geo., M.Sc.A.

Director

1. Audit Committee

2. Compensation Committee

3. Corporate Governance and Nominating Committee

ANNUAL GENERAL MEETING

Join: https://web.lumiagm.com/425272217

Password: first2021

Date: Thursday, May 27, 2021

Time: 10:00 am Pacific Standard Time

MARKET INFORMATION TRADING SYMBOLS

TSX: FR

NYSE: AG

FSE: FMV

CORPORATE HEADQUARTERS

First Majestic Silver Corp.

#1800 – 925 West Georgia Street

Vancouver, B.C., Canada

V6C 3L2

T: 604.688.3033

F: 604.639.8873 TF: 1.866.529.2807

info@firstmajestic.com | www.firstmajestic.com

Transfer Agent

Computershare Trust Company of Canada

3rd Floor - 510 Burrard Street

Vancouver, B.C. Canada V6C 3B9

T: 604.661.9400

F: 604.661.9401

Legal Advisors

Bennett Jones LLP

2500 Park Place

666 Burrard Street

Vancouver, B.C.

V6C 2X8

Independent Auditors

Deloitte LLP

939 Granville Street

Vancouver, British Columbia

V6Z 1L3

Investor Relations Contact

info@firstmajestic.com

T: 604.688.3033

TF: 1.866.529.2807 (North America only)

Todd Anthony, MBA

Vice President Corporate Development

Jill Anne Arias

Vice President of Marketing & Corporate Communications

@FMSilverCorp, @JillArias
instagram @firstmajesticsilver

First Majestic Bullion Sales

customersupport@firstmajestic.com

https://store.firstmajestic.com

@FMBullion